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Annual Audited Consolidated Financial Statements
and
Management's Discussion and Analysis
(Prepared in accordance with United States GAAP)

Agnico-Eagle Mines Limited

Management's Discussion and Analysis

Table of Contents

        This Management's Discussion and Analysis ("MD&A") dated March 23, 2007 of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") should be read in conjunction with the Company's Annual Audited Consolidated Financial Statements for the year ended December 31, 2006 prepared in accordance with generally accepted accounting principles in the United States ("US GAAP"). All dollar amounts are presented in United States dollars ("US dollars", "$" or "US$") unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars ("C$"). Additional information relating to the Company, including the Company's Annual Report on Form 20-F (the "Form 20-F") for the year ended December 31, 2006, is available on the Canadian Securities Administrators' SEDAR website at www.sedar.com.

        Forward-Looking Information:    Certain statements in this MD&A constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws. These forward-looking statements relate to, among other things, the Company's plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as "may", "will", "should", "could", "would", "expects", "anticipates", "believes", "plans", "intends", or other variations of these terms or comparable terminology. Forward-looking statements in this report include, but are not limited to, the following: the Company's outlook for 2007 and future periods; statements regarding future earnings, and the sensitivity of earnings to gold and other metal prices; anticipated trends for prices of gold and byproducts mined by the

Company; estimates of future mineral production and sales; estimates of future mining costs, cash costs, minesite costs and other expenses; estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof; statements as to the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such development and production or decisions with respect to such development and production; estimates of mineral reserves and mineral resources, and statements regarding anticipated future exploration and feasibility study results; statements regarding the outcome and anticipated timing of proposed transactions; the anticipated timing of events with respect to the Company's mine and project sites; and estimates of future costs and other liabilities for environmental remediation; and other anticipated trends with respect to the Company's capital resources and results of operations.

        Such forward-looking statements reflect the Company's views as at the date of this MD&A and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the Risk Factors set forth in "Item 3. Key Information — Risk Factors" in the Form 20-F. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based.

NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESOURCES

Cautionary Note to Investors concerning estimates of Measured and Indicated Resources

  This document uses the terms "measured resources" and "indicated resources". Investors are advised that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors concerning estimates of Inferred Resources

  This document uses the term "inferred resources". Investors are advised that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE

        This document presents certain measures, including "total cash cost per ounce" and "minesite cost per tonne", that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. For a reconciliation of these measures to the figures presented in the consolidated financial statements prepared in accordance with US GAAP see "Results of Operations — Production Costs". The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful in allowing year over year comparisons. However, both of these non-GAAP measures should be considered together with other data prepared in accordance with US GAAP, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP.

Business Overview and 2006 Highlights

        The Company is a leading, intermediate-sized, gold producer with roots that go back more than 30 years. Today it operates the LaRonde Mine in northwestern Quebec, Canada, a politically stable area supportive of the mining industry.

        Throughout 2006, the Company continued executing its strategy of building a multi-mine platform from the foundation of its LaRonde Mine. At the LaRonde Mine, the Company initiated a new project to extend the existing infrastructure below Level 245, which is anticipated will extend the mine life beyond 2020. The infrastructure base at, and knowledge gained building, the LaRonde Mine has been leveraged by the Company in building the Lapa and Goldex mine projects, both of which are within 60 kilometres of the LaRonde Mine and scheduled to commence production in 2008. The three Quebec mines will all benefit from the common infrastructure and mining team and are on track to increase the Company's production profile. The LaRonde Mine extension is expected to increase production from that mine to 320,000 ounces annually beginning in 2011, while Goldex and Lapa mine projects are anticipated to produce 170,000 and 125,000 ounces annually, respectively.

        Working from the Company's technical base in northwestern Quebec, the Company has diversified geographically while maintaining a low political risk profile. In 2006, the Company began construction on its Kittila mine project in northern Finland. The property on which Kittila mine project is located was added to the Company's portfolio through the 2005 acquisition of Riddarhyttan Resources AB ("Riddarhyttan"). This property was attractive to the Company as northern Finland is geologically and topographically similar to the Abitibi region of Quebec, where the LaRonde Mine is located. In addition, the Kittila mine project is situated in what the Company believes to be a politically stable area that is supportive of the mining industry. Using the Company's technical experience gained from its operations in Quebec, the development team at the LaRonde Mine designed a drill program at the Kittila mine project which led to the conversion of resources to reserves at the beginning of 2006 and then completed a feasibility study which led to a decision to build a mine in mid-2006.

        In 2006, the Company completed the acquisition of Pinos Altos, an advanced stage exploration property in northern Mexico, after the Company's extensive drilling campaign had doubled the contained gold and silver resources on the property. Throughout 2006, the Company enjoyed continued exploration success on this property leading to the conversion of resources to reserves at the beginning of 2007. The Company's development team has completed a feasibility study which is currently undergoing independent third party review.

        The Company has now assembled local management teams in Mexico and Finland comprised of seasoned mining professionals. These management teams will work with the technical team from the LaRonde Mine to build mines and identify new exploration and development opportunities. The Company has allocated $23 million for exploration activities in 2007. These exploration activities will be conducted both at the Company's major projects and in the surrounding areas, as the Company has had success locating new gold zones outside of the previously contemplated mining areas.

        Already in 2007, the Company announced a take-over bid for Cumberland Resources Ltd. ("Cumberland"), the owner of the Meadowbank gold project in Nunavut Territory, Canada. This proposed transaction is consistent with the Company's strategy of building value by growing in mining-friendly, low political risk areas of the world. If the take-over bid is successful, the Company anticipates production starting by early 2010 with 400,000 ounces of gold produced annually over the first four years and an average of 350,000 ounces per year over the remaining five years of the estimated life of the mine. The proposed acquisition anticipates leveraging off of the Company's proven technical expertise at the Company's LaRonde Mine base, as it is currently contemplated that the Meadowbank project will be supervised by Agnico-Eagle's technical team based in northwestern Quebec. The Meadowbank project timeline is a good fit with Agnico-Eagle's existing project development schedule, as the Company anticipates completing the construction of the Goldex and Lapa mine projects in 2008, immediately prior to the start of the construction of the surface facilities at Meadowbank.

        Agnico-Eagle's production is low-cost, which protects shareholders during periods of weaker gold prices. The Company is positioned to benefit from a stronger gold price and, throughout its 30-year history, it has never sold away the upside for its gold production.

        The Company earns a significant proportion of its revenue and generates cash flow from the production and sale of gold in both doré and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of byproduct metals, namely silver, zinc and copper.

        The main highlights for 2006 were:

  •
  Gold production of 245,826 ounces;

  •
  Record proven and probable gold reserves of 12.5 million ounces, an increase of 19% over the prior year;

  •
  Low total cash costs per ounce at the LaRonde Mine of minus $868 in the fourth quarter, contributing to record low annual total cash costs per ounce of minus $690;

  •
  Fourth quarter net income of $41.9 million ($0.35 per share) contributing to record annual earnings of $161.3 million ($1.40 per share);

  •
  Record cash provided by operating activities of $84.5 million in the fourth quarter, contributing to record annual cash provided by operating activities of $226.3 million;

  •
  Strengthening of the management team throughout 2006 and early 2007 to accommodate the Company's growth with the addition of:

  •
  Vice President, Operations

  •
  Vice President, Project Development

  •
  Vice President, Europe

  •
  Vice President, Latin America

  •
  Vice President, Human Resources

  •
  Vice President, Investor Relations

  •
  Vice President, Environment

        Throughout this section, the terms total cash costs per ounce and minesite costs per tonne are used. Both of these measures are non-GAAP measures and are discussed in more detail, including management's use of the measures and their limitations and the reconciliation of such measures to GAAP measures, under the caption "— Results of Operations — Production Costs".

Key Performance Drivers

        The key drivers of financial performance for Agnico-Eagle are:

  •
  the spot price of gold;

  •
  spot prices of silver, zinc and copper;

  •
  the C$/US$ exchange rate;

  •
  production volumes; and

  •
  production costs.

        Agnico-Eagle has never sold gold forward as management believes that low-cost production is the best protection against decreasing gold prices. As a result, the Company is positioned to benefit from rising gold prices. The sale of byproduct silver, zinc and copper is important to both revenue and total cash costs per ounce. Therefore, certain strategies are implemented occasionally to mitigate the effects of fluctuating prices of byproduct metals. The C$/US$ exchange rate is also an important financial driver as practically all operating costs are paid in Canadian dollars while revenue is generated in U.S. dollars. As such, hedging strategies are also used to mitigate the impact of fluctuating exchange rates on total cash costs per ounce.

Markets

        The following market analysis for gold and silver was reproduced from Scotia Mocatta "Metal Matters" reports. Charts were constructed from data derived from Bloomberg. The market analysis for copper and zinc was reproduced from Morgan Stanley "Basic Materials" research reports.

        The gold price continued to rise in 2006 reaching highs of $730 before retracing to below $600 and then rising again to its current level of approximately $650.

Gold PM Fix ($/Oz.)
(Source: Bloomberg)

        Investment demand continued to be the catalyst for gold in 2006 as demand showed signs of weakness when prices appreciated but rebounded moderately on price dips. All of the investment demand was added to United States Exchange Traded Funds ("ETFs") which suggests U.S. investors remain concerned about the long-term prospects of the US dollar. Gold tracked oil closely for a period throughout 2006 and was dragged down by oil price declines. The fourth quarter saw continued US dollar weakness which allowed gold to recover some of the losses it sustained in the third quarter when it came off its highs for the year.

        Gold prices should continue to push higher throughout 2007. Physical demand from jewelry consumption should remain stable with economic growth in East Asia and India muting the effect of physical demand choke-off from higher gold prices. Supply is also forecasted to remain relatively unchanged as moderate increases in mine-site supply are expected to be offset by decreases in producer de-hedging. A slowing U.S. economy and weakening US dollar will also help gold prices in 2007, but apart from economic weakness, central banks looking to diversify their US dollar holdings could also push the US dollar lower. While many central banks have announced intentions to move US dollar reserves into Euros, it is expected that some diversification could come with a move into gold as well.

        Silver prices fell dramatically to start 2006 but rebounded to reach highs of $14.83 before consolidating to its current level of approximately $13.00. Silver prices are responding to new sources of demand for the metal. With photography demand declining every year, new uses for plasma TV displays (which can use up to an ounce per screen), smart tags and for treating glass to reflect heat are potentially huge markets. Another new source of demand is for solder now that Europe has banned lead based solders.

Silver PM Fix ($/Oz.)
(Source: Bloomberg)

        Despite demand growth from new industrial applications, investment demand will still be the largest catalyst of silver price movements in 2007. The effect of new applications on demand is not sufficient to support the current price suggesting silver is benefiting from a strong correlation with gold prices and the weakening of the US dollar. For silver to appreciate further from these levels, a continued deterioration in the US dollar is required which seems likely given the ever growing twin deficits.

        Copper prices have been on a prolonged downward trend since peaking at almost $4.00 in May. Prices have declined to their current levels of $2.75 on the back of steadily increasing copper inventories. Copper usage in North America fell almost 10% in the fourth quarter while copper usage in China showed only moderate growth. For 2007, most analysts expect copper to test the $2.50 level and possibly go below it if the construction industry in the U.S. continues to lag.

        Zinc prices lagged behind copper somewhat throughout 2006 with zinc reaching its highs of $2.11 at the end of November before consolidating somewhat to end the year at $1.95. Zinc started 2006 on a sharp downward trend retreating to $1.38 before recovering somewhat to its current levels of $1.50. The downward trend was caused by an overreaction to the moderate increase in inventory levels coupled by Chinese net exports of zinc in January (China has typically been a net importer) which fueled fears that Chinese growth is slowing at a faster pace than originally expected. The prospects for zinc for 2007 are still very good. Inventory levels are only up marginally from the levels experienced when zinc was at $2.11 and although China has recently become a net exporter of zinc, western world demand still exceeds supply.

Results of Operations

Revenues from Mining Operations

        In 2006, revenue from mining operations increased 93% to $465 million from $241 million in 2005. Although production of gold, silver and zinc all increased compared to 2005 production levels, sales volumes were slightly lower for gold, silver and copper. The decrease in the sales volumes for these metals were more then offset by an increase in zinc sales and sharp price increases for all metals that led to a significant increase in overall revenue.

        In 2006, sales of gold and silver accounted for 47% of revenues, down from 66% and 75% in 2005 and 2004, respectively. The decline in the percentage of revenues from precious metals is largely due to increased revenues from byproduct copper and zinc as a result of a sharp increase in prices for each metal. Revenues from mining operations are accounted for net of related smelting, refining, transportation and other charges. In 2007, at budgeted metal prices, Agnico-Eagle anticipates precious metal sales to account for over 50% of overall revenue. See "— Outlook". The table below sets out net revenue, production volumes and sales volumes by metal:

	2006	2005	2004
Revenues from mining operations (thousands):
Gold	$159,815	$117,888	$105,528
Silver	58,262	41,808	35,289
Zinc	211,871	67,150	33,044
Copper	34,684	14,492	14,188

	$464,632	$241,338	$188,049

Production volumes:
Gold (ounces)	245,826	241,807	271,567
Silver (000's ounces)	4,955	4,831	5,699
Zinc (tonnes)	82,183	76,545	75,879
Copper (tonnes)	7,289	7,378	10,349
Sales volumes:
Gold (ounces)	256,961	262,429	254,937
Silver (000's ounces)	4,739	5,221	5,362
Zinc (tonnes)	81,689	75,722	75,221
Copper (tonnes)	7,302	8,521	9,230

        Revenue from gold sales increased $42 million, or 36%, in 2006. Despite increased production volumes, the Company sold fewer ounces of gold in 2006 compared to 2005 due to a build-up of inventory at the end of 2004 that was sold in 2005. Realized gold prices increased 39% in 2006 to $622 per ounce from $449 per ounce in 2005. Silver revenue increased $16 million, or 39%, in 2006. The entire $16 million increase was due to higher realized silver prices as increasing prices more than offset the 9% decrease in silver sales volume.

        Revenue from zinc sales increased $145 million, or 216%, in 2006. The increase in zinc revenue was due to 143% higher realized prices as well as lower transportation charges as the Company continued to divert more of its zinc concentrate production to domestic smelters to avoid escalating ocean freight rates. Revenue from copper sales increased $20 million, or 139%, in 2006. Although realized copper prices increased 87% over 2005, lower production and higher smelting, refining and transportation charges slightly offset the effect of sharply higher prices.

        Gold production increased to 245,826 ounces in 2006, up 2% from 241,807 ounces in 2005. An increase in the recovered gold rate and improved mill recoveries contributed to the increase in production.

        Fourth quarter revenues also increased in 2006 compared to 2005 due to the same factors which affected full year revenues. Production of gold, silver and zinc increased in the fourth quarter of 2006 compared to 2005 due to higher tonnage being processed through the mill.

Interest and Sundry Income

        Interest and sundry income consists mainly of interest on cash balances, a gain on the sale of a long-term investment and amortization related to gold put option contracts. Interest and sundry income was $21.8 million in 2006 compared to $4.5 million in 2005. The $17.3 million increase was mainly attributable to the increased interest earned and the disposition of Contact Diamond Corporation ("Contact") shares during 2006.

        The increased interest earned is due to higher market interest rates and increased cash-on-hand. The Company tendered 13.8 million Contact shares in conjunction with Stornoway Diamond Corporation's ("Stornoway") offer to acquire all of the outstanding shares of Contact. A $7.4 million gain on the exchange of shares was recognized.

Gain on Sale of Available-for-sale Securities

        From time to time, the Company takes minority equity positions in other mining and exploration companies. In 2006, the Company liquidated a substantial portion of its portfolio of available-for-sale securities resulting in a gain before taxes of $24.1 million compared to $0.5 million in 2005. In 2005, the Company liquidated only a very small part of its total portfolio.

Production Costs

        In 2006, production costs increased 13% to $144 million from $127 million in 2005. In 2005, production costs increased 30% to $127 million from $98 million in 2004. The table below presents the components of production costs:

	2006	2005	2004
	(thousands)
Definition Drilling	$473	$667	$723
Stope Development	12,881	12,499	10,768
Mining	26,369	22,506	20,851
Underground Services	44,888	38,236	32,668
Milling	40,518	36,621	34,466
Surface Services	4,348	3,198	2,480
Administration	10,957	8,457	8,005

Minesite production costs	$140,434	$122,184	$109,961
Accretion expense and reclamation costs	826	429	314
Inventory adjustments	2,493	5,978	(7,436)
Hedging gains	—	(1,226)	(4,671)

Production costs per Consolidated Statements of Income (Loss)	$143,753	$127,365	$98,168

        Minesite production costs increased to $140.4 million from $122.2 million in 2005 primarily as a result of higher costs for fuel, chemical reagents used in the mill, and steel. Increases in the costs of these inputs have been seen throughout the mining industry. In addition, underground development footage was well ahead of budget resulting in the acceleration of development costs planned for future years into 2006. The average C$/US$ exchange rate for 2006 fell to C$1.1344 per $1.00 from C$1.2115 per $1.00 in 2005 and this deterioration of the US dollar was responsible for approximately $9 million of the $18.2 million increase in 2006 minesite production costs. Underground services costs increased due to increased preventative maintenance to underground fixed and mobile equipment and increased ground support expenses associated with mining at depth.

        In the fourth quarter of 2006, LaRonde processed an average of 7,534 tonnes of ore per day contributing to the strong operating performance of 7,324 tonnes per day recorded during 2006. While the design capacity of the plant is 6,350 tonnes per day, it has now been operating at an average of approximately 7,275 tonnes per day for over 3 years. Minesite costs per tonne were C$63 in the fourth quarter compared to C$56 in the fourth quarter of 2005. For the full year, the minesite costs per tonne were C$62, as compared with C$55 per tonne recorded for 2005. The fourth quarter and full year increases are largely due to the increases in fuel, reagents, steel and accelerated development costs as discussed above.

        In 2006, total cash costs per ounce of gold decreased to minus $690 from $43 in 2005 and $56 in 2004. Total cash costs are comprised of minesite costs reduced by net silver, zinc and copper revenue. Total cash costs per ounce are affected by various factors such as the number of gold ounces produced, operating costs, C$/US$ exchange rates and byproduct metal prices. The table below illustrates the variance in total cash costs per ounce attributable to each of these factors. The most significant factor contributing to the decrease in total cash costs per ounce in 2006 was higher byproduct revenue resulting from higher metal prices. Total cash costs per ounce is not a recognized measure under US GAAP and is described more fully below.

	2006	2005
Total cash costs per ounce (prior year)	$43	$56
Difference in gold production	11	5
Stronger Canadian dollar	38	31
Costs associated with increased fuel, reagent and steel costs	60	56
Foreign exchange hedge gains	—	13
Higher byproduct revenue	(842)	(118)

Total cash costs per ounce (current year)	$(690)	$43

        Total cash cost per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. Management believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table below, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of mining operations. Management uses this measure to monitor the performance of mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be affected by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent in this measure by using it in conjunction with the minesite cost per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

        Minesite cost per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table below, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statement of Income (Loss) and Comprehensive Income (Loss) for royalties, inventory and hedging adjustments and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash cost data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes this measure provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this measure as an evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

        Both of these non-GAAP measures used should be considered together with other data prepared in accordance with US GAAP, and none of the measures taken by themselves is necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. The tables presented below reconcile total cash costs and minesite costs per tonne to the figures presented in the consolidated financial statements prepared in accordance with US GAAP.

Reconciliation of Total Cash Costs per ounce

	2006	2005	2004
	(thousands, except as noted)
Production costs per Consolidated Statements of Income and Comprehensive Income	$143,753	$127,365	$98,168
Adjustments:
Byproduct revenues, net of smelting, refining and marketing charges	(304,817)	(123,450)	(82,521)
Inventory(i) adjustments	(7,607)	6,991	—
Accretion expense and other	(936)	(429)	(493)

Cash costs	$(169,607)	$10,477	$15,154
Gold production (ounces)	245,826	241,807	271,567

Total cash costs (per ounce)	$(690)	$43	$56

Reconciliation of Minesite Costs per tonne

	2006	2005	2004
	(thousands, except as noted)
Production costs per Consolidated Statements of Income and Comprehensive Income	$143,753	$127,365	$98,168
Adjustments:
Inventory(i) and hedging(ii) adjustments	2,494	(4,752)	12,107
Accretion expense and other	(936)	(429)	(314)

Minesite costs ($)	$145,311	$122,184	$109,961

Minesite costs (C$)	$164,459	$147,834	$142,702
Tonnes milled (000's tonnes)	2,673	2,672	2,701

Minesite costs per tonne (C$)	$62	$55	$53

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash operating costs and minesite costs per tonne are calculated on a production basis, this adjustment reflects the portion of concentrate production for which revenue has not been recognized in the year.

(ii)
Hedging adjustments reflect gains and losses on the Company's derivative positions entered into to hedge the effects of foreign exchange fluctuations on production costs. These items are not reflective of operating performance and thus have been eliminated when calculating minesite costs per tonne.

        The Company's operating results and cash flow are significantly affected by changes in the US dollar/Canadian dollar exchange rate. Exchange rate movements can have a significant impact as all of the Company's revenues are earned in US dollars but most of its operating costs and a substantial portion of its capital costs are in Canadian dollars. The US dollar/Canadian dollar exchange rate has varied significantly over the last several years. During the period from January 1, 2002 to December 31, 2006, the noon buying rate, as certified by the Federal Reserve Bank of New York, fluctuated from a high of $1.6128 to a low of $1.0932. Based on the Company's anticipated 2007 after-tax operating results, a 10% change in the US dollar/Canadian dollar exchange rate from the 2006 market average exchange rate would affect net income by approximately $0.05 per share. To attempt to mitigate its foreign exchange risk and minimize the impact of exchange rate movements on operating results and cash flow, the Company has periodically used foreign currency options and forward foreign exchange contracts to purchase Canadian dollars. In addition, a significant portion of the Company's expenditures at the Kittila mine project and the Pinos Altos project will be denominated in Euros and Mexican

Pesos, respectively. Each of these currencies has varied significantly against the US dollar over the past several years.

Loss on Derivative Financial Instruments

        Due to rising zinc prices during 2006, the Company recorded realized losses on zinc derivative contracts which were entered into in 2005. As none of these contracts qualify for hedge accounting, the realized losses are recorded in income. As of December 31, 2006, all derivative contracts have expired.

Exploration and Corporate Development Expense

        In 2006, the Company significantly increased its exploration and corporate development activities including:

  •
  In March 2006, Agnico-Eagle completed its acquisition of 100% of the Pinos Altos project from Industrias Penoles S.A. de C.V. ("Penoles"). Under the exploration and option agreement, Agnico-Eagle paid $32.5 million in cash and issued 2,063,653 common shares of Agnico-Eagle to Penoles as consideration for the Pinos Altos project. During 2006, the Company continued exploration activities in the area resulting in expenditures of $8.0 million, an increase of $3.9 million compared to 2005. This increase in exploration activities is mainly attributable to the initial positive drilling results at the Pinos Altos project.

  •
  Exploration activities occurred on the Kittila property outside and within the mining license area in an attempt to link and expand existing ore bodies resulting in expenditures of $9.8 million, an increase of $6.7 million compared to 2005. The increase also represents a full year of exploration activities in 2006 compared to a few months of post acquisition exploration activities in 2005. These activities have resulted in positive drilling results to date.

  •
  The Company is currently conducting exploration in proven gold producing areas of Nevada resulting in exploration expenditures of $3.8 million, an increase of $0.9 million compared to 2005.

  •
  In August 2006, the Company tendered its 31% interest in Contact to Stornoway under Stornoway's offer to purchase all of Contact's outstanding shares in exchange for approximately 5.0 million shares of Stornoway. In addition, the Company purchased subscription receipts of Stornoway for C$22.5 million through which the Company acquired an additional 17.6 million shares of Stornoway. Up until the take up of the Contact shares by Stornoway, the Company incurred $0.7 million in exploration expenditures related to Contact which is included within the $6.3 million of Canadian exploration expense below.

  •
  Agnico-Eagle's corporate development team continued to be active in 2006 evaluating many new properties and possible corporate development targets resulting in a $1.9 million increase in corporate development expense compared to 2005. These increased activities led to the Company's offer to purchase Cumberland announced in February 2007.

        The table below illustrates the various components of exploration expense and corporate development:

	2006	2005	2004
	(thousands)
Finland	9,843	3,174	440
Mexico	8,017	4,161	—
Canada	6,276	7,963	4,060
United States	3,780	2,893	544
Corporate development expense	3,161	1,289	764

	$31,077	$19,480	$5,808

        In the first quarter of 2006, the Company issued 1,226,000 flow-through shares to take advantage of its large undeducted exploration tax pools. Issuing flow-through shares is common practice in the mining industry for companies with large pools of available tax deductions. Under the terms of the flow-through share agreements, the Company is required to spend the proceeds of the offering on eligible Canadian exploration expenses and renounce the tax deductions associated with those exploration expenses to the initial purchasers of the flow-through shares. Since investors are receiving tax deductions for the exploration expenses incurred by the Company, these flow-through shares typically command a premium to the market price of the Company's stock on the date of issuance. The Company spent the entire $35 million of flow-through funds raised in 2006 by December 31, 2006 on eligible exploration expenditures and renounced these expenditures in February 2007.

General and Administrative Expenses

        General and administrative expenses increased to $25.9 million in 2006 from $11.8 million in 2005. A number of factors contributed to the increase in general and administrative expenses in 2006 including the increase in stock option expense of $4.0 million, the increase in bonuses of $3.7 million, the increase in investor relation and promotion activities of $1.8 million and the increase in Sarbanes Oxley Act of 2002 ("SOX") compliance expenditures of $1.4 million.

Provincial and Federal Capital Taxes

        Provincial capital taxes were $3.8 million in 2006 compared to $1.4 million in 2005. These taxes are assessed on the Company's capitalization (paid-up capital and debt) less certain allowances and tax credits for exploration expenses incurred. The increase in 2006 was mainly due to the impact of increased capitalization resulting from an equity offering. In addition, during 2006, the Company added $141.7 million to retained earnings.

        Federal capital taxes decreased to nil in 2006 compared to the $1.1 million paid in 2005 since the federal capital tax was eliminated in 2006.

Amortization Expense

        Amortization expense was $25.3 million in 2006 compared to $26.1 million in 2005. The Company calculates its amortization on a unit-of-production basis using proven and probable reserve tonnage as its amortization base. The amortization base and production units are similar to the prior year.

Interest Expense

        In 2006, interest expense decreased to $2.9 million from $7.8 million in 2005 and $8.2 million in 2004. The decrease in 2006 over 2005 was mainly due to the redemption of the remaining convertible subordinated debentures in February 2006.

        The table below shows the components of interest expense.

	2006	2005	2004
	(thousands)
Interest on convertible subordinated debentures	$689	$6,286	$6,469
Stand-by fees on credit facility	1,201	1,211	1,337
Amortization of credit facility and convertible subordinated debentures financing costs	763	1,847	1,167
Interest rate derivative payments	442	916	(858)
Other interest expense	132	38	90
Interest capitalized to construction in progress	(325)	(2,485)	—

	$2,902	$7,813	$8,205

        On February 15, 2006, the Company's convertible subordinated debentures were redeemed in full. Prior to February 15, 2006, holders representing $142.6 million aggregate principal amount converted their debentures into 10,188,549 common shares. On February 15, 2006, the Company redeemed the remaining $1.1 million aggregate principal amount, at par plus accrued interest, by exercising its redemption option and delivering 70,520 common shares. Also in February 2006, the Company's interest rate swap matured. The Company made net interest payments of $1.4 million under the terms of the swap at maturity.

Income and Mining Taxes

        In 2006, the effective accounting income and mining tax expense rate was 38.1% compared to an income tax recovery rate of 7.9% in 2005 and 6.3% in 2004. Although Agnico-Eagle reported income before income and mining taxes in both 2005 and 2004, tax recoveries were recorded in both years due to the utilization of losses carried forward which had previously not been recorded as future tax assets. At the end of 2005, Agnico-Eagle did not have any remaining unrecorded tax assets related to operating loss carryforwards and as such recorded income and mining tax in 2006 was much closer to statutory tax rates of 34.6%. The effective income and mining tax rate of 38.1% in 2006 is higher than the statutory tax rate due to the effect of provincial mining duties which represent a 12% tax on mining income over and above federal and provincial income taxes. The impact of the additional 12% tax on the effective income tax rate for 2006 was offset by resource allowances, the favourable impact of changes in Canadian income tax legislation and losses generated in the year from the sale of the Company's investment in Contact.

Liquidity and Capital Resources

        At the end of 2006, the Company's cash and cash equivalents and short-term investments totalled $458.6 million compared to $121.0 million at the end of 2005. In 2006, significant increases in cash were mainly provided by operating activities. This was partially offset by continued investments in sustaining and project capital at the LaRonde Mine and construction capital for the LaRonde Mine extension below Level 245 and the Lapa, Goldex and Kittila mine projects. Cash flow provided by operating activities increased substantially to $226.3 million in 2006 from $83.0 million in 2005 due primarily to increased metal prices.

        In 2006, the Company reinvested $149.2 million of cash in new projects and sustaining capital expenditures. Major expenditures include $61.9 million at Goldex, $47.3 million at LaRonde, $20.9 million at Kittila and $14.0 million at Lapa. The remaining capital expenditures for all of the Company's projects are expected to be funded by cash provided by operating activities, cash on hand and proceeds from the maturity of short-term investments. A significant portion of the Company's cash and cash equivalents and short-term investments are denominated in US dollars. The Company believes that its working capital is sufficient for the Company's present requirements.

        In 2006, the Company issued 8.5 million common shares for net proceeds of $238 million and 1.2 million flow-through common shares for proceeds of approximately $35 million.

        In 2006, the Company declared its 27th consecutive annual dividend of $0.12 per share, an increase of $0.09 per share from 2005. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Company's Board of Directors (the "Board") and will be subject to factors such as income, financial condition and capital requirements.

        In October 2006, the Company executed a further amendment with its bank syndicate to increase the limit of its revolving credit facility from $150 million to $300 million, and to extend its term by two years to December 2011. The amended facility can be further extended, at the option of the Company with the consent of the lenders representing 66 2/3 of the aggregate commitments under the facility, for three additional one-year terms to December 2014. All other terms of the facility were substantially unchanged with the exception that the security granted in connection with the facility has been expanded to include, in addition to the LaRonde Mine and the Goldex mine project, the Lapa mine project and a pledge of the shares of 1715495 Ontario Inc. and Agnico-Eagle Sweden AB, the Company's subsidiaries through which it holds its indirect interest in the Kittila mine project. The facility is completely undrawn; however, outstanding letters of credit decrease the amounts available under the facility such that $288 million is available for future drawdowns.

        Agnico-Eagle's contractual obligations as at December 31, 2006 are set out below:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(thousands)
Letter of credit obligations	$11.3	$—	$—	$—	$11.3
Reclamation obligations(1)	63.1	2.2	2.2	2.2	56.5
Pension obligations(2)	5.4	0.3	0.6	0.5	4.0

	$79.8	$2.5	$2.8	$2.7	$71.8

Notes:

(1)
Mining operations are subject to environmental regulations which require companies to reclaim and remediate land disturbed by mining operations. The Company has submitted closure plans to the appropriate governmental agencies which estimate the nature, extent and costs of reclamation for each of its mining properties. The estimated undiscounted cash outflows of these reclamation obligations are presented here. These estimated costs are recorded in the Company's consolidated financial statements on a discounted basis in accordance with FAS 143. See Note 5(a) to the audited consolidated financial statements.

(2)
The Company has Retirement Compensation Arrangements ("RCA") with certain executives and a defined benefit pension plan for certain former employees. The RCA provides pension benefits to the executives equal to 2% of the executive's final three-year average pensionable earnings for each year of service with the Company less the annual pension payable under the Company's basic defined contribution plan. Payments under the RCA are secured by letter of credit from a Canadian chartered bank. The figures presented in this table have been actuarially determined.

Capital Expansion Projects

        In May 2006, the Company initiated construction to extend the infrastructure at the LaRonde Mine to access the ore below Level 245, previously referred to as the LaRonde II project. Construction of the LaRonde Mine extension is currently underway with production from this part of the LaRonde Mine expected to commence in 2011. Once commenced, production is estimated to be approximately 320,000 ounces per year at total cash costs per ounce of approximately $230, with an estimated mine life of nine years. The Company plans to sink a new 835 metre internal shaft starting from Level 215, to a total depth of approximately 2,865 metres, to access the deposit. An internal winze system will be used to hoist ore from depth to facilities on Level 215, approximately 2,150 metres below surface, where it will be transferred to the Penna Shaft hoist. Excavation of the underground mining facilities is in progress.

        Capital expenditures at the LaRonde Mine during 2006 were approximately $40 million, which included $22 million on sustaining capital expenditure and $18 million comprised mostly of the LaRonde Mine extension and ramp development below Level 215. Budgeted 2007 capital expenditures at the LaRonde Mine are $91 million, including $27 million on sustaining capital expenditures and $64 million on the LaRonde Mine extension. Total capital cost of construction of the LaRonde Mine extension is estimated to be $210 million, of which the Company had incurred $7 million at the end of 2006.

        In July 2004, the Company initiated sinking an 825 metre deep production shaft at the Lapa mine project. On June 5, 2006, the Company announced that on the basis of the recent drilling results and a revised feasibility study, it would accelerate construction of the Lapa mine project. This construction includes extension of the shaft to a depth of approximately 1,360 metres. At the end of 2006, the 4.9 metre diameter, concrete lined shaft had reached a depth of approximately 1,023 metres below surface. Currently, the only infrastructure on the property is employed for sinking the shaft and consists of the former LaRonde shaft #1 headframe and shafthouse, which were both refurbished, a service building housing the hoist and compressors, temporary offices and settling ponds for waste water.

        Total capital costs of the Lapa mine project are $110 million, of which the Company incurred approximately $14 million in 2006 and expects to incur approximately $37 million in 2007. Based on current estimates of mineral reserves and resources and grade, the Company anticipates a seven-year mine life, with full production levels of 125,000 ounces of gold annually by late 2008 at total cash costs per ounce of approximately $210. The current plan is that the Lapa site will host the underground mining operation and the ore will be trucked to the LaRonde processing facility, which will be modified to treat, recover the gold and store the residues.

        Since the initiation of construction at the Goldex mine project, construction of surface facilities on the new site has included an electrical sub-station, a compressor building, a service building for administration and changing rooms, a warehouse building, a concrete headframe above Shaft #2 and a sinking hoist room. Also, the processing plant building has been 75% enclosed. A sedimentation pond for mine water treatment and sewage facilities has also been built. In October 2005, work started on the production shaft collar and surface facilities at the new construction site. The sinking of the new production shaft started in the fourth quarter of 2006 and 206 metres were completed by the end of the year. This new 5.5 metre diameter concrete lined shaft is expected to reach a final depth of 865 metres in the fall of 2007. Underground development and construction commenced in August 2005, with access provided by existing underground workings from an existing 790-metre shaft. At the end of 2006, a total of 5,852 metres of lateral and vertical development had been completed since the beginning of the project. Processing plant construction at the Goldex mine project commenced in the second quarter of 2006 and is expected to be completed in the fourth quarter of 2007.

        Estimated capital costs to bring the Goldex mine project into production are $135 million, of which $62 million was spent in 2006. Approximately $75 million has been budgeted for the new shaft, underground development and construction and mining equipment while an additional $53 million has been budgeted for the processing plant and tailings facility. The remainder has been budgeted for the surface plant and working capital. At the end of 2006, a total of $82 million has been spent on the project. The Company expects capital expenditures at Goldex in 2007 will be approximately $92 million. Based on current estimates of mineral reserves and resources and grade, the Company anticipates annual gold production to average 170,000 ounces over a 10-year mine life commencing in 2008.

        Estimated capital costs of construction of the Kittila mine project are $135 million, of which $21 million were incurred in 2006 and $96 million are expected to be incurred in 2007. The mine is scheduled to commence production in mid-2008. As of December 2006, construction had progressed according to schedule. Waste rock mining for tailings dam construction and site infrastructure work had been done in the area of the main Suurikuusikko deposit and a total of 176,000 cubic metres of overburden and 7,250,000 tonnes of waste rock had been removed and excavated, respectively. Work on the ramp to access the underground reserves had started and progress to date is about 200 metres. The construction of the tailings dam is also in progress. The site has been connected to a high voltage power line. The construction of the office service buildings is scheduled for completion in June 2007. Construction of the process building is ongoing and orders for key large equipment (mill, autoclave) have been placed.

Outlook

        In 2007, Agnico-Eagle expects the LaRonde mine to generate strong cash flow again as production volumes are expected to remain steady. Metal prices will have a large impact on financial results, and although the Company cannot predict the prices that will be realized in 2007, prices in early 2007 have continued to remain strong.

        The table below sets out actual production for 2006 and estimated production in 2007.

	2007 Estimate	2006 Actual
Gold (ounces)	240,000	245,826
Silver (000's ounces)	4,700	4,955
Zinc (tonnes)	76,000	82,183
Copper (tonnes)	8,700	7,289

        For 2007, the Company is targeting total cash costs per ounce to be minus $80 per ounce of gold compared to minus $690 achieved in 2006. Net silver, zinc and copper revenue is treated as a reduction of production costs in arriving at estimates of total cash costs per ounce, and therefore production and price assumptions play an important role in these estimates. As production costs are denominated mostly in Canadian dollars, the C$/US$ exchange rate can also affect the estimate. The table below summarizes the metal price assumptions and exchange rate assumptions used in deriving the estimated total cash costs per ounce for 2007 (production estimates for each metal are shown in the table above) as well as the year-to-date market average closing prices for each variable for the first two months of 2007.

	Cash Cost Assumptions	Market Average
Silver (per ounce)	$9.00	$13.36
Zinc (per tonne)	$2,300	$3,564
Copper (per tonne)	$4,500	$5,703
C$/US$ exchange rate	$1.15	$1.17

        The estimated sensitivity of the LaRonde Mine's 2007 estimated total cash costs to a 10% change in the metal price and exchange rate assumptions above follows:

Change in variable	Impact on total cash costs ($/oz.)
C$/US$	$58
Zinc	$47
Silver	$17
Copper	$15

        In 2007, Agnico-Eagle expects to spend $23 million on exploration and corporate development comprised mostly of exploration on Pinos Altos, exploration in Finland outside of the Kittila mining area and on evaluating new projects. Exploration is success driven and thus these estimates could change materially based on the success of the various exploration programs.

        General and administrative expenses are not expected to increase materially in 2007. In 2007, provincial capital taxes are expected to be between $3.2 million and $3.6 million reflecting the increase in the Company's capitalization due primarily to shares issued in the public offering in June 2006. Amortization is expected to be approximately $35 million in 2007 due to a higher capital base and a small decrease in reserves at LaRonde. Interest is expected to remain substantially unchanged in 2007 as interest expense is comprised of stand-by fees on the Company's credit facility which is expected to remain undrawn. The Company's effective tax rate is expected to be 40% in 2007, essentially unchanged from 2006.

        In 2007, Agnico-Eagle expects to incur approximately $335 million of capital expenditures, which includes:

  •
  $96 million in capital expenditures related to construction and development at the Kittila mine project;

  •
  $91 million in capital expenditures related to construction and development at the Goldex mine project;

  •
  $91 million in capital expenditures at the LaRonde Mine which includes sustaining capital and construction and development of new infrastructure below Level 245;

  •
  $37 million relating to shaft sinking and development at the Lapa mine project; and

  •
  $20 million in capital expenditures related to construction and development at the Pinos Altos project.

        The Company continues to examine other possible corporate development opportunities which may result in the acquisition of companies or assets with securities, cash or a combination thereof. If cash is used, depending on the size of the acquisition, Agnico-Eagle may be required to borrow money or issue securities to fund such cash requirements.

        In February 2007, the Company signed an agreement with Cumberland under which the Company agreed to make an exchange offer for all of the outstanding common shares of Cumberland not already owned by the Company. Under the terms of the offer, each Cumberland share will be exchanged for 0.185 of a common share of Agnico-Eagle. The agreement does not call for any cash consideration to be paid. However, Cumberland owns 100% of the Meadowbank gold project, which is currently under construction. If the Company is successful in its acquisition of Cumberland, it plans to invest approximately C$375 million ($320 million) over the next three years to bring Meadowbank into production. In addition, in February 2007, the Company completed a feasibility study for its Pinos Altos gold project in Mexico that is currently undergoing independent third party review.

Risk Profile

        Agnico-Eagle is subject to various risks that it encounters in its day-to-day operations. Agnico-Eagle mitigates the likelihood and potential severity of the various risks it encounters in its day to day operations through the application of high standards in the planning, construction and operation of mining facilities. In addition, emphasis is placed on hiring and retaining competent personnel and developing their skills through training in safety and loss control. Agnico-Eagle's operating and technical personnel have a solid track record of developing and operating precious metal mines and the LaRonde Mine has been recognized for its excellence in this regard with various safety and development awards. Unfortunately, in spite of efforts to ensure the safety of employees, industrial accidents can occur. In the first quarter of 2005, an accident claimed the life of an employee. Quebec's Commission de la santé et de la sécurité du travail completed an investigation into this accident and determined that the accident was caused by human error and the Company expects no further fines or sanctions in connection with the accident. The Company previously paid C$27,500 in fines relating to two fatalities at the LaRonde Mine in January 2004. Other than the investigations discussed above, no regulatory action has been initiated against the Company in connection with these industrial accidents. The Company's LaRonde Mine remains one of the safest mines in Quebec with a lower accident frequency index than the provincial mining industry average. Nevertheless, the Company and its employees continue with a focused effort to improve workplace safety and the Company has placed additional emphasis on safety procedure training for both mining and supervisory employees.

        Agnico-Eagle also mitigates some of the Company's normal business risk through the purchase of insurance coverage. An Insurable Risk Management Policy, approved by the Board, governs the purchase of insurance coverage and only permits the purchase of coverage from insurance companies of the highest credit quality. For a more complete list of the risk factors affecting the Company, please see "Item 3. Key Information — Risk Factors" in the Form 20-F.

Metal Price and Foreign Currency

        Agnico-Eagle's net income is most sensitive to metal prices and the C$/US$ exchange rate. For the purpose of the sensitivities presented in the graph below, Agnico-Eagle used the following metal price and exchange rate assumptions:

  •
  Gold — $500 per ounce;

  •
  Silver — $9.00 per ounce;

  •
  Zinc — $2,300 per tonne;

  •
  Copper — $4,500 per tonne; and

  •
  C$/US$ — C$1.25 per $1.00.

        Changes in the market prices of gold are due to numerous factors such as demand, global mine production levels, forward selling by producers, central bank sales and investor sentiment. Changes in the market prices of other metals are due to factors such as demand and global mine production levels. Changes in the C$/US$ exchange rate are due to factors such as supply and demand for Canadian and U.S. currencies and economic conditions in each country. In 2006, the price ranges for metal prices and the C$/US$ exchange rate were:

  •
  Gold — $517 – $730 per ounce averaging $605 per ounce;

  •
  Silver — $8.69 – $14.83 per ounce averaging $11.59 per ounce;

  •
  Zinc — $1,914 – $4,658 per tonne averaging $3,264 per tonne;

  •
  Copper — $4,535 – $8,634 per tonne averaging $6,732 per tonne; and

  •
  C$/US$ — C$1.0932 – C$1.1797 per $1.00 averaging C$1.1342 per $1.00.

        The following table shows the estimated impact on budgeted income per share ("EPS") in 2007 of a 10% change in assumed metal prices and exchange rates. A 10% change in each variable was considered in isolation while holding all other assumptions constant. Based on historical market data and 2006 price ranges shown above, a 10% change in assumed metal prices and exchange rates is reasonably likely in 2007.

Changes in variable	Impact on EPS ($)
C$/US$	$0.05
Gold	$0.06
Zinc	$0.07
Silver	$0.03
Copper	$0.03

        In order to mitigate the impact of fluctuating precious and base metal prices, Agnico Eagle occasionally enters into derivative transactions under its Metal Price Risk Management Policy, approved by the Board. The Company's policy and practice is not to sell forward its gold production. The Policy does allow the Company to review this to use hedging strategies where appropriate to ensure an adequate return on new projects. In the past, Agnico-Eagle has bought put options and forward contracts to protect minimum precious and base metal prices while maintaining full participation to gold price increases. The Company's policy does not allow speculative trading. The Company's derivative contracts outstanding at the end of 2006 are summarized in note 9 to the consolidated financial statements in Item 18 of this Form 20-F.

        The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian dollars. This gives rise to significant currency risk exposure. The Company has entered into currency hedging transactions under the Company's Foreign Exchange Risk Management Policy, approved by the Board, to hedge part of the foreign currency exposure. The policy does not permit the hedging of translation exposure (that is, the gains and losses that arise from the accounting translation of Canadian dollar assets and liabilities into US dollars) as these do not give rise to cash exposure. The Company did not enter into any currency derivative transaction in 2006 but recorded income of $2.9 million, net of tax, on foreign currency derivatives that were liquidated in 2005. Since the contracts had original maturities in 2006 when liquidated, the gain was recorded as a component of other comprehensive loss on liquidation and was reclassified in the current year to coincide with the original maturities of the derivative instruments.

Interest Rate

        In February 2006, the Company extinguished its convertible subordinated debentures and the Company's interest rate swap matured. Therefore, the Company will not be exposed to fluctuations in interest rates in 2007 unless it draws on its credit facility or takes on any additional debt. The Company does not expect credit facility drawdowns or to enter into other debt transactions in 2007.

Derivatives

        The Company enters into derivative contracts to limit the downside risk associated with fluctuating metal prices. The contracts act as economic hedges of underlying exposures to metal price risk and foreign currency exchange risk and are not held for speculative purposes. Agnico-Eagle does not use complex derivative contracts to hedge exposures. The Company uses simple contracts, such as puts and calls, to mitigate downside risk yet maintain full participation to rising precious metal prices. Agnico-Eagle also enters into forward contracts to lock in exchange rates based on projected Canadian dollar operating and capital needs.

        Using derivative instruments creates various financial risks. Credit risk is the risk that the counterparties to derivative contracts will fail to perform on an obligation to the Company. Credit risk is mitigated by dealing with high quality counterparties such as financial institutions. Market liquidity risk is the risk that a derivative position cannot be liquidated quickly. The Company mitigates market liquidity risk by spreading out the maturity of derivative contracts over time, usually based on projected production levels for the specific metal being hedged, such that the relevant markets will be able to absorb the contracts. Mark-to-market risk is the risk that an adverse change in market prices for metals will affect financial condition. Since derivative contracts are used as economic hedges, for most of the contracts, changes in the mark-to-market value affect income. For a description of the accounting treatment of derivative contracts, please see "Critical Accounting Estimates — Financial Instruments".

        For 2006, Agnico Eagle recorded a $2.0 million charge in the Consolidated Statements of Income to reflect the maturity of gold put option contracts which were liquidated in 2005. This amount is simply the original cost for gold puts maturing in the year. Since the Company uses only over-the-counter instruments, the fair value of individual hedging instruments is based on readily available market values.

        The Company did not enter in any new derivative contracts in 2006. In 2006, the Company's remaining copper and zinc derivative contracts matured. The Company made aggregate cash payments of $27 million to settle these contracts at their individual maturity dates. These contracts are discussed more fully in Item 18 of this Form 20-F.

        In February 2007, the Company entered into a series of gold derivative transactions in connection with a take-over bid for Cumberland. Prior to the announcement of the take-over bid, Cumberland secured a gold loan facility for up to 420,000 ounces. As part of the condition of the gold loan, Cumberland entered into a series of derivative transactions to secure a minimum monetized value for the gold that was expected to be received under the gold loan. Cumberland entered into a zero-cost collar whereby a gold put option was bought with a strike price of C$605 per ounce. The cost of the put option was financed by the sale of a gold call option with a strike price of $800 per ounce. Both of Cumberland's derivative positions are for 420,000 ounces of gold and mature on September 20, 2007, the expected drawdown date of the loan. As Agnico-Eagle's philosophy is to not sell forward gold production, Agnico-Eagle entered into a series of transactions to neutralize Cumberland's derivative position should the Company's take-over bid be successful. Accordingly, Agnico-Eagle purchased call options and sold put options with the exact same size, strike price and maturity as Cumberland's derivative position for $15.9 million. As at March 9, 2007, the estimated value of Agnico-Eagle's derivative position at various gold prices is illustrated in the table below.

Gold Price	Estimated Value of Derivative Position

$550	$(1.2) million

$600	$4.6 million

$650	$11.4 million

$700	$22.5 million

$750	$38.6 million

$800	$57.3 million

Operational Risk

        The business of gold mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins, rock bursts, rock falls and flooding and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate but which may not provide adequate coverage in certain unforeseen circumstances. The Company may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons, or the Company may become subject to liabilities which exceed policy limits. In these circumstances, the Company may be required to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

        The Company's mining and milling operations at the LaRonde Mine currently account for all of the Company's gold production and will continue to account for all of its gold production in the future until additional properties are acquired or brought into production. Any adverse condition affecting mining or milling conditions at the LaRonde Mine could be expected to have a material adverse effect on the Company's financial performance and results of operations until such time as the condition is remedied. In addition, one of the Company's major development programs is the extension of the LaRonde Mine below Level 245, previously referred to as the LaRonde II project. This program involves the construction of infrastructure at depth and extraction of ore from new zones and may present new or different challenges for the Company. In addition, gold production of the LaRonde Mine above Level 245 is expected to begin to decline commencing in 2008. Unless the Company can successfully bring into production the Lapa, Kittila or Goldex mine projects, the LaRonde Mine extension or its other exploration properties, or otherwise acquire gold producing assets prior to 2008, the Company's results of operations will be adversely affected. There can be no assurance that the Company's current exploration and development programs at the LaRonde Mine will result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves.

        The Company's gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts, fires or flooding or as a result of other operational problems such as a failure of the production hoist or the SAG mill. In addition, production may be unexpectedly reduced if, during the course of mining, unfavourable ground conditions or seismic activity are encountered, ore grades are lower than expected, or the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment. Accordingly, there can be no assurance that the Company will achieve current or future production estimates.

        The Company announced in June 2006 that it would extend mining operations below Level 245 at the LaRonde Mine, accelerate construction at the Lapa mine project in Quebec, and build the Kittila mine project in northern Finland. The Company also commenced construction of the Goldex mine project in Quebec in 2005. The Company believes that, on completion, the LaRonde Mine extension will be one of the deepest operations in the Western Hemisphere with an expected maximum depth of 3,110 metres. The operations of the LaRonde Mine extension will rely on a series of new systems for the hauling of ore and materials to the surface, including a winze (or vertical shaft) and series of ramps linking mining deposits to the Penna Shaft currently servicing the LaRonde Mine. The depth of the operations could pose significant challenges to the Company such as managing geomechanical risks and ventilation and air conditioning requirements, which may result in difficulties and delays in achieving gold production objectives. The development of the LaRonde Mine extension and the Goldex, Lapa and Kittila mine projects require the construction of significant new underground mining operations. The construction of these underground mining facilities is subject to a number of risks, including unforeseen geological formations, implementation of new mining processes, delays in obtaining required construction, environmental or operating permits, and engineering and mine design adjustments. These risks may result in delays in the planned start up dates and in additional costs being incurred by the Company beyond those budgeted. Moreover, the construction activities at the LaRonde Mine extension will take place concurrently with normal mining operations at LaRonde, which may result in conflicts with, or possible delays to, existing mining operations.

        The figures for mineral reserves and mineral resources published by the Company are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources. Such figures have been determined based on assumed metals prices, foreign exchange rates and operating costs. For example, the Company has estimated proven and probable mineral reserves based on, among other things, a $486 per ounce gold price. While gold prices have generally been above $486 per ounce since December 2005, for the five years prior to that, the market price of gold was, on average, below $486 per ounce. Prolonged declines in the market price of gold (or other applicable metals prices) may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could reduce materially the Company's reserves. Should such reductions occur, the Company may be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold (or other applicable metals prices), as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to the mineral reserve, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

        Mineral resource estimates for properties that have not commenced production are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained.

        The Company's operations have been expanded to include a mine construction project in Finland and an advanced exploration project in northern Mexico. These operations are exposed to various levels of political, economic and other risks and uncertainties that are different from those encountered at the Company's current operational base in Canada. These risks and uncertainties vary from country to country and may include: extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; corruption; changes in taxation policies; restrictions on foreign exchange and repatriation; hostage taking; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, the Company will have to comply with multiple and potentially conflicting regulations in Canada, the United States, Europe and Mexico, including export requirements, taxes, tariffs, import duties and other trade barriers, as well as health and safety requirements.

Regulatory Risk

        The Company's mining and mineral processing operations and exploration activities are subject to the laws and regulations of federal, provincial, state and local governments in the jurisdictions in which the Company operates. These laws and regulations are extensive and govern prospecting, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, closing, reclaiming and rehabilitating mines and other facilities. New laws or regulations, amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on the Company, cause a reduction in levels of production and delay or prevent the development of new mining properties.

Outstanding Securities

        The following table presents the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at March 15, 2007 were exercised:

Common shares outstanding at March 15, 2007	121,161,063
Employee stock options	3,573,315
Share Purchase Warrants	6,893,630

131,628,008

        Each share purchase warrant ("Warrant") entitles the holder to purchase one common share at a price of US$19.00. The Warrants expire on November 14, 2007.

Evaluation of Disclosure Controls and Procedures

        Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

        As at the end of the period covered by this management's discussion and analysis, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such terms are defined under the Canadian Securities Administrators' Multilateral Instrument 52-109 — Certification of Disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Critical Accounting Estimates

        The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Company evaluates the estimates periodically, including those relating to metals awaiting settlement, inventories, future tax assets and liabilities, and mining properties. In making judgments about the carrying value of assets and liabilities, the Company uses estimates based on historical experience and various assumptions that are considered reasonable in the circumstances. Actual results may differ from these estimates.

        The Company believes the following critical accounting policies relate to its more significant judgments and estimates used in the preparation of its consolidated financial statements. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the Company's disclosure in this Operating and Financial Review.

Mining Properties

        The Company capitalizes the cost of acquiring land and mineral rights. If a mineable ore body is discovered, such costs are amortized when production begins, using the units-of-production method based on proven and probable reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. Costs for grassroots exploration are charged to income when incurred until an ore body is discovered. Further exploration and development to delineate costs of the ore body are capitalized as mine development costs once a feasibility study is successfully completed and proven and probable reserves are established.

        Mine development costs incurred after the commencement of production are capitalized or deferred to the extent that these costs benefit the entire ore body. Costs incurred to access single ore blocks are expensed as incurred; otherwise, such vertical and horizontal developments are classified as mine development costs.

        Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. Interest costs incurred prior to the commencement of commercial production are capitalized. Subsequent capital expenditures which benefit future periods, such as the construction of underground infrastructure, are capitalized at cost and depreciated as mentioned above.

        The carrying values of mining properties, plant and equipment and mine development costs are reviewed periodically, when impairment factors exist, for possible impairment, based on the future undiscounted net cash flows of the operating mine and development property. If it is determined that the estimated net recoverable amount is less than the carrying value, then a write down to the estimated fair value amount is made with a charge to income. Estimated future cash flows of operating mine and development properties include estimates of recoverable ounces of gold based on the proven and probable reserves. To the extent economic value exists beyond the proven and probable reserves of an operating mine or development property, this value is included as part of the estimated future cash flows. Estimated future cash flows also involve estimates regarding gold prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs and related income and mining taxes, all based on detailed engineering life-of-mine plans.

Cash flows are subject to risks and uncertainties and changes in the estimates of the cash flows could affect the recoverability of long-lived assets.

Revenue Recognition

        Revenue is recognized when the following conditions are met:

  (a)
  persuasive evidence of an arrangement to purchase exists;

  (b)
  the price is determinable;

  (c)
  the product has been delivered; and

  (d)
  collection of the sales price is reasonably assured.

        Revenue from gold and silver in the form of dore bars is recorded when the refined gold and silver is sold. Generally all the gold and silver in the form of dore bars recovered in the Company's milling process is sold in the period in which it is produced.

        Under the terms of concentrate sales contracts with third-party smelters, final prices for the gold, silver, zinc and copper in the concentrate are set based on the prevailing spot market metal prices on a specified future date based on the date that the concentrate is delivered to the smelter. Agnico-Eagle records revenues under these contracts based on forward prices at the time of delivery, which is when transfer of legal title to concentrate passes to the third-party smelters. The terms of the contracts result in differences between the recorded estimated price at delivery and the final settlement price. These differences are adjusted through revenue at each subsequent financial statement date.

        Revenues from mining operations consist of gold revenues, net of smelting, refining and other marketing charges. Revenues from byproduct sales are shown net of smelter charges as part of revenues from mining operations.

Reclamation Obligations

        Estimated reclamation costs are based on legal, environmental and regulatory requirements. Current accounting standards require the Company to recognize the present value of mine reclamation costs as a liability in the period the obligation is incurred and to periodically re-evaluate the liability. At the date a reclamation liability is incurred, an amount equal to the present value of the final liability is recorded as an increase to the carrying value of the related long-lived asset. In each period, an accretion amount is charged to income to adjust the liability to the estimated future value. The initial liability, which is included in the carrying value of the asset, is also depreciated each period based on the depreciation method used for that asset. In order to calculate the present value of mine reclamation costs, the Company has made estimates of the final reclamation costs based on mine-closure plans approved by environmental agencies. Agnico-Eagle periodically reviews these estimates and updates reclamation cost estimates if assumptions change. Material assumptions that are made in deriving these estimates include variables such as mine life and inflation rates.

Future Tax Assets and Liabilities

        The Company uses the liability method of tax allocation for accounting for income taxes. Under the liability method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities. Future tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the future tax asset will not be realized. The Company evaluates the carrying value of its future tax assets quarterly by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are forecasts of future taxable income and available tax planning strategies that could be implemented to realize future tax assets.

Financial Instruments

        Agnico-Eagle uses derivative financial instruments, primarily option and forward contracts, to manage exposure to fluctuations in metal prices, foreign currency exchange rates and interest rates. Under the

Company's treasury management system which complies with Statement of Financial Accounting Standard ("FAS") 133 requirements for hedge accounting, unrealized mark-to-market losses on gold put option contracts are originally recorded in equity as a component of accumulated other comprehensive income (loss). On the contracts' scheduled maturity dates, the realization of losses on these contracts is reflected by removing the accumulated mark-to-market losses from accumulated other comprehensive income (loss) and recording these losses as part of normal income. All the Company's hedging contracts on byproduct production were liquidated in 2003 with a corresponding charge being recorded in income. Effective January 1, 2003, foreign currency hedges also qualified for hedge accounting and as such are now being accounted for in the same manner as the gold put options. Unrealized mark-to-market gains and losses on these hedges are recorded in accumulated other comprehensive income (loss) and realized gains and losses are recorded in income in the same period the hedged transaction affects income, or on the scheduled maturity dates. Prior to 2003, unrealized mark-to-market gains and losses on foreign currency hedges were recorded in income. As at December 31, 2006, the Company had no foreign currency hedges.

Stock-Based Compensation

        In 2003, the Company prospectively adopted FAS 123, "Accounting for Stock-Based Compensation" as amended by FAS 148, "Accounting for Stock-Based Compensation — Transition and Disclosure". These accounting standards recommend the expensing of stock option grants after January 1, 2003. The standards recommend that the fair value of stock options be recognized in income over the applicable vesting period as a compensation expense.

        The Company's existing stock-based compensation plan provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Share options have exercise prices equal to market price at the grant date or over the term of the applicable vesting period depending on the terms of the option agreements. The fair value of these stock options is recorded as an expense on the date of grant. Fair value is determined using the Black-Scholes option valuation model which requires the Company to estimate the expected volatility of the Company's share price and the expected life of the stock options. Limitations with existing option valuation models and the inherent difficulties associated with estimating these variables create difficulties in determining a reliable single measure of the fair value of stock option grants. The dilutive impact of stock option grants is currently factored into the Company's reported diluted income (loss) per share.

        In December 2004, the FASB enacted FAS 123 — revised 2004 ("FAS 123R"), "Share-Based Payment", which replaces FAS 123 and supersedes APB Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees". FAS 123R requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the consolidated statements of income. The Company was required to adopt FAS 123R in the first quarter of 2006. There was no significant impact on the Company based on the adoption of the new requirements under FAS 123R.

Other Accounting Developments

Pensions

        As of December 31, 2006, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("FAS 158"). FAS 158 required employers that sponsor one or more defined benefit plans to (i) recognize the funded status of a benefit plan in its statement of financial position, (ii) recognize the gains or losses and prior service costs or credits that arise during the period as a component of other comprehensive income, net of tax, (iii) measure the defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position, and (iv) disclose in the notes to the financial statements additional information about certain effects on net periodic cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. The impact of adopting FAS 158 on the Consolidated Balance Sheets was as follows:

	Before Application of FAS 158	Adjustment	After Application of FAS 158
Reclamation provision and other liabilities	$26,051	$1,406	$27,457
Deferred income tax liability	$170,087	$(396)	$169,691
Accumulated other comprehensive loss	$(16,989)	$(1,010)	$(17,999)
Total stockholders' equity	$1,253,415	$(1,010)	$1,252,405

Deferred Stripping Costs

        In the mining industry, companies may be required to remove overburden and other mine waste materials to access mineral deposits. During the development of a mine (before production begins), it is generally accepted practice that such costs are capitalized as part of the depreciable cost of building, developing and constructing the mine. The capitalized costs are typically amortized over the productive life of the mine using the units-of-production method. A mining company may continue to remove overburden and waste materials, and therefore incur deferred costs, during the production phase of the mine.

        In March 2005, the Financial Accounting Standards Board ratified Emerging Issues Task Force Issue No. 04-6 ("EITF 04-6") which addresses the accounting for deferred costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in costs applicable to sales in the same period as the revenue from the sale of inventory. As a result, capitalization of costs is appropriate only to the extent product inventory exists at the end of a reporting period. Agnico-Eagle adopted the provisions of EITF 04-6 on January 1, 2006. The impact of adoption resulted in the decrease of ore stockpile inventory by $5.1 million, net of tax. Adoption of EITF 04-6 had no impact on the Company's cash position or earnings.

Impact of recently issued accounting pronouncements

        Under the United States Securities and Exchange Commission Staff Accounting Bulletin 74 ("SAB 74"), the Company is required to disclose information related to new accounting standards that have not yet been adopted.

        In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," ("FIN 48") an interpretation of FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings, goodwill, deferred income taxes and income taxes payable in the Consolidated Balance Sheets. The Company is currently evaluating the impact of adopting FIN 48 on the Company's consolidated financial position, results of operations and disclosures.

        In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions for FAS 157 are effective for the Company's fiscal year beginning January 1, 2008. The Company is currently evaluating the impact that the adoption of this statement will have on the Company's consolidated financial position, results of operations or cash flows.

Mineral Reserve Data

        The information set forth below with respect to the mineral reserves at the LaRonde Mine (including the LaRonde Mine extension), the Lapa, Goldex and Kittila mine projects, the Pinos Altos project and the Bousquet and Ellison properties has been prepared by the qualified people set out below in accordance with the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects ("National Instrument 43-101"). The Company's Vice President, Project Development, Marc Legault, P.Eng, a "qualified person" under National Instrument 43-101, has supervised the preparation of and verified the information that forms the basis for the scientific and technical information in this MD&A. The Company's mineral reserve estimate was derived from internally generated data or audited reports.

Property	Qualified person responsible for mineral reserve estimates
LaRonde Mine (including the LaRonde Mine extension)	Francois Blanchet, Ing., Superintendent of Geology, LaRonde Mine
Goldex	Serge Levesque, Ing. Technical Superintendent, Goldex mine project
Lapa	Normand Bédard, P. Geo., Technical Superintendent, Lapa mine project
Kittila	Marc Legault, P. Eng., Vice President, Project Development
Pinos Altos	Daniel Douchet, Ing., Principal Engineer, Technical Services Group
Bousquet and Ellison	Normand Bédard, P. Geo., Technical Superintendent, Lapa mine project
Property	Tonnes	Grade (g/t)	Contained Gold (oz)
Proven Reserve
LaRonde	5,778,800	2.76	512,940
Goldex	97,270	2.25	7,037
Bousquet	86,035	6.30	17,416
Total Proven Reserve	5,962,105		537,393
Probable Reserve
Goldex	22,813,391	2.29	1,681,930
Lapa	3,943,895	9.08	1,151,754
LaRonde (including LaRonde Mine extension)	29,863,343	4.83	4,638,035
Kittila	16,022,264	5.08	2,615,678
Pinos Altos	18,607,522	3.07	1,836,921
Total Probable Reserve	91,250,415		11,924,318
Total Proven and Probable Reserve	97,212,520		12,461,710

(1)
Total contained gold ounces does not include equivalent gold ounces for the byproduct metals contained in the mineral reserve.

(2)
Complete information on the verification procedures, the quality assurance program, quality control procedures, operating and capital cost assumptions, parameters and methods and other factors that may materially affect scientific and technical information presented in this MD&A and definition of certain terms used herein may be found in the Form 20-F dated March 23, 2007 under the caption "Item 4. Information on the Company — Property, Plant and Equipment — Mineral Reserve and Resource", the 2005 LaRonde Mineral Resource & Mineral Reserve Estimate filed with Canadian securities regulatory authorities on SEDAR March 23, 2005, the Technical Report on the Lapa Gold Project filed with Canadian securities regulatory authorities on SEDAR June 8, 2006, the Technical Report on the Estimation of Mineral Resource and Reserves for the Goldex Extension Zone filed with the Canadian securities regulatory authorities on SEDAR October 27, 2005, and the Technical Report on the Estimation of Mineral Resource and Reserves on the Surrikuusikko Gold Project, Northern Finland filed with the Canadian securities regulatory authorities on SEDAR March 14, 2006.

Summarized Quarterly Data

Consolidated Financial Data
(thousands of United States dollars, except where noted)

	March 31, 2005		June 30, 2005		September 30, 2005		December 31, 2005		Total 2005
Income and cash flows
LaRonde Mine
Revenues from mining operations		$61,766		$49,572		$58,608		$71,392		$241,338
Production costs		30,973		30,268		32,548		33,576		127,365

Gross profit (exclusive of amortization shown below)		30,793		19,304		26,060		37,816		$113,973
Amortization		7,211		5,983		6,276		6,592		26,062

Gross profit		$23,582		$13,321		$19,784		$31,224		$87,911

Net income for the period		$10,448		$12,794		$2,057		$11,695		$36,994
Net income per share — basic and diluted		$0.12		$0.15		$0.02		$0.13		$0.42
Operating cash flow		$28,105		$19,103		$11,151		$24,621		$82,980
Investing cash flow		37,149		(29,586)		(42,467)		(31,635)		$(66,539)
Financing cash flow		(1,095)		920		9,431		2,433		$11,689
Weighted average number of common shares outstanding (in thousands)		86,131		86,220		86,638		97,127		89,030
Tonnes of ore milled		656,635		681,848		660,058		673,270		2,671,811
Head grades:
Gold (grams per tonne)		2.94		3.13		3.19		3.20		3.11
Silver (grams per tonne)		73.00		76.30		84.70		75.80		77.50
Zinc		4.14%		4.21%		4.30%		3.61%		4.06%
Copper		0.39%		0.36%		0.43%		0.39%		0.39%
Recovery rates:
Gold		90.56%		90.02%		91.33%		91.07%		90.75%
Silver		83.60%		85.20%		84.40%		85.80%		84.80%
Zinc		86.70%		82.50%		83.90%		85.00%		83.20%
Copper		77.10%		74.50%		73.80%		82.50%		76.90%
Payable production:
Gold (ounces)		55,310		61,771		61,704		63,022		241,807
Silver (ounces in thousands)		1,097		1,205		1,295		1,234		4,831
Zinc (tonnes)		18,661		20,116		20,233		17,535		76,545
Copper (tonnes)		1,810		1,680		1,921		1,967		7,378
Realized prices:
Gold (per ounce)		$430		$427		$432		$491		$449
Silver (per ounce)		$6.85		$7.16		$7.04		$9.05		$8.01
Zinc (per tonne)		$1,323		$1,279		$1,345		$1,818		$1,513
Copper (per tonne)		$3,241		$3,417		$4,144		$4,882		$4,376
Total cash costs (per ounce):
Production costs		$560		$490		$527		$532		$527
Less: Net byproduct revenues		(455)		(379)		(467)		(611)		(511)
Inventory adjustments		(36)		(6)		(25)		59		29
Accretion expense and other		(2)		(2)		(2)		(2)		(2)

Total cash costs (per ounce)(1)		$67		$103		$33		$(22)		$43

Minesite costs per tonne milled(1)	C$	52	C$	56	C$	57	C$	56	C$	55

Note:

(1)
Minesite costs per tonne milled and total cash costs per ounce are non-GAAP measures of performance that the Company uses to monitor the performance of its operations. See "Item 5. Operating and Financial Review and Prospects — Results of Operations — Production Costs".

Consolidated Financial Data
(thousands of United States dollars, except where noted)

	March 31, 2006		June 30, 2006		September 30, 2006		December 31, 2006		Total 2006
Income and cash flows
LaRonde Mine
Revenues from mining operations		$90,581		$126,872		$108,798		$138,381		$464,632
Production costs		33,187		35,567		36,456		38,543		143,753

Gross profit (exclusive of amortization shown below)		57,394		91,305		72,342		99,838		320,879
Amortization		5,997		6,108		6,119		7,031		25,255

Gross profit		$51,397		$85,197		$66,223		92,807		$295,624

Net income for the period		$37,190		$37,092		$45,203		$41,852		$161,337
Net income per share — basic		$0.35		$0.32		$0.38		$0.35		$1.40
Net income per share — diluted		$0.34		$0.31		$0.37		$0.34		$1.35
Operating cash flow		$19,711		$48,095		$73,945		$84,501		$226,252
Investing cash flow		$(50,969)		$(5,578)		$(185,498)		$(57,678)		$(299,723)
Financing cash flow		$45,456		$246,449		$2,268		$4,406		$298,579
Weighted average number of common shares outstanding (in thousands)		106,127		114,434		120,386		120,897		115,461
Tonnes of ore milled		661,528		656,902		669,026		685,624		2,673,080
Head grades:
Gold (grams per tonne)		3.30		2.89		3.01		3.31		3.13
Silver (grams per tonne)		77.00		78.20		75.90		75.26		76.58
Zinc		3.79%		4.27%		4.43%		4.06%		4.13%
Copper		0.41%		0.33%		0.39%		0.34%		0.39%
Recovery rates:
Gold		91.91%		91.35%		92.34%		90.51%		91.51%
Silver		86.50%		87.70%		88.30%		87.30%		87.53%
Zinc		866.70%		87.20%		87.70%		88.50%		87.60%
Copper		83.80%		81.10%		81.70%		83.00%		82.40%
Payable production:
Gold (ounces)		64,235		55,966		59,603		66,022		245,826
Silver (ounces in thousands)		1,227		1,247		1,233		1,249		4,956
Zinc (tonnes)		18,462		20,787		22,068		20,866		82,183
Copper (tonnes)		2,053		1,590		1,884		1,762		7,289
Realized prices:
Gold (per ounce)		$611		$687		$600		$594		$622
Silver (per ounce)		$10.83		$13.06		$12.39		$13.38		$12.42
Zinc (per tonne)		$2,640		$3,786		$3,525		$4,640		$3,699
Copper (per tonne)		$5,812		$14,901		$6,843		$6,059		$8,186
Total cash costs (per ounce):
Production costs		$517		$636		$612		$584		$585
Less: Net byproduct revenues		(748)		(1,523)		(1,340)		(1,475)		(1,240)
Inventory adjustments		(8)		(86)		21		33		(31)
Accretion expense and other		(2)		(2)		(2)		(10)		(4)

Total cash costs (per ounce)(1)		$(241)		$(975)		$(709)		$(868)		$(690)

Minesite costs per tonne milled(1)	C$	57	C$	61	C$	63	C$	63	C$	62

Note:

(1)
Minesite costs per tonne milled and total cash costs per ounce are non-GAAP measures of performance that the Company uses to monitor the performance of its operations. See "Item 5. Operating and Financial Review and Prospects — Results of Operations — Production Costs".

Five Year Financial and Operating Summary

Financial Data
(thousands of United States dollars, except where noted)

	2006		2005		2004		2003		2002
Revenues from mining operations		$464,632		$241,338		$188,049		$126,820		$108,027
Interest, sundry income and gain on available for sale securities		45,915		4,996		655		2,775		1,943

		510,547		246,334		188,704		129,595		109,970
Costs and expenses		249,904		211,055		142,671		147,708		105,359

Income (loss) before income taxes		260,643		35,279		46,033		(18,113)		4,611
Income and mining taxes expense (recovery)		99,306		(1,715)		(1,846)		358		588

Income (loss) before cumulative catch-up adjustment		161,337		36,994		47,879		(17,755)		4,023
Cumulative catch-up adjustment relating to FAS 143		—		—		—		(1,743)		—

Net income (loss)		$161,337		$36,994		$47,879		$(19,498)		$4,023

Net income (loss) per share — basic		$1.40		$0.42		$0.56		$(0.23)		$0.06
Net income (loss) per share — diluted		1.35		0.42		0.56		(0.23)		0.06
Operating cash flow		$226,252		$82,980		$49,525		$4,253		$13,112
Investing cash flow		$(299,723)		$(66,539)		$(94,832)		$(105,907)		$(66,609)
Financing cash flow		$298,579		$11,689		$21,173		$5,439		$185,325
Dividends declared per share		$0.12		$0.03		$0.03		$0.03		$0.03
Capital expenditures		$149,185		$70,270		$53,318		$42,038		$64,836
Average gold price per ounce realized		$622		$449		$418		$368		$312
Average exchange rate — C$ per $	C$	1.1344	C$	1.2115	C$	1.3017	C$	1.4011	C$	1.5704
Weighted average number of common shares outstanding (in thousands)		115,461		89,030		85,157		83,889		70,821
Working capital (including undrawn credit lines)		$839,898		$338,490		$266,305		$240,613		$285,142
Total assets		$1,491,701		$976,069		$718,164		$637,101		$593,807
Long-term debt		$—		$131,056		$141,495		$143,750		$143,750
Shareholders' equity		$1,252,405		$655,067		$470,226		$400,723		$397,693
Operating Summary (thousands of United States dollars, except where noted)
LaRonde Mine
Revenues from mining operations		$464,632		$241,338		$188,049		$126,820		$108,027
Production costs		143,753		127,365		98,168		104,990		75,969

Gross profit (exclusive of amortization shown below)		$320,879		$113,973		$89,881		$21,830		$32,058
Amortization		25,255		26,062		21,763		17,504		12,998

Gross profit		$295,624		$87,911		$68,118		4,326		19,060

Tonnes of ore milled		2,673,080		2,671,811		2,700,650		2,221,337		1,780,939
Gold — grams per tonne		3.13		3.11		3.41		3.77		4.80
Gold production — ounces		245,826		241,807		271,567		236,653		260,184
Silver production — ounces (in thousands)		4,956		4,831		5,699		3,953		3,084
Zinc production — tonnes		82,183		76,545		75,879		45,513		49,016
Copper production — tonnes		7,289		7,378		10,349		9,131		4,049
Total cash costs (per ounce):
Production costs		$585		$527		$362		$390		$253
Less: Net byproduct revenues		(1,240)		(511)		(304)		(173)		(107)
Inventory adjustments		(31)		29		—		—		—
El Coco royalty		—		—		—		54		41
Accretion expense and other		(4)		(2)		(2)		(2)		(5)

Total cash costs (per ounce)(1)		$(690)		$43		$56		$269		$182

Minesite costs per tonne milled	C$	62	C$	55	C$	53	C$	57	C$	57

Note:

(1)
Total cash costs per ounce is a non-GAAP measure of performance that the Company uses to monitor the performance of its operations. See "Item 5. Operating and Financial Review and Prospects — Results of Operations — Production Costs".

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Agnico-Eagle Mines Limited:

        We have audited management's assessment, included in the accompanying Management's Report on Internal Controls Over Financial Reporting under Item 15, that Agnico-Eagle Mines Limited maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Agnico-Eagle Mines Limited's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, management's assessment that Agnico-Eagle Mines Limited maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Agnico-Eagle Mines Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Agnico-Eagle Mines Limited as of December 31, 2006 and 2005, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006 and our report dated March 19, 2007 expressed an unqualified opinion thereon.

Toronto, Canada	ERNST & YOUNG LLP
March 19, 2007	Chartered Accountants

Management Certification

        Agnico-Eagle Mines Limited (the "Company") filed with the New York Stock Exchange ("NYSE") on March 23, 2007, the annual certification by its Chief Executive Officer, certifying that, as of the date of certification, he was not aware of any violation by Agnico-Eagle Mines Limited of the NYSE's corporate governance listing standards. The Company has also filed the required certifications under Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of its public disclosures as Exhibits 12.01 and 12.02 to its annual report on Form 20-F for the year ended December 31, 2006.

        Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2006.

        Management concluded that, as of December 31, 2006, the Company's internal control over financial reporting is effective as more fully described in "Item 15. Controls and Procedures" of the Company's Annual Report on Form 20-F.

        Management's assessment of the effectiveness of the Company's internal control over financial reporting as at December 31, 2006, has been audited by Ernst & Young, LLP, an independent registered public accounting firm, as stated in their report which appears herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Agnico-Eagle Mines Limited:

        We have audited the accompanying consolidated balance sheets of Agnico-Eagle Mines Limited as of December 31, 2006 and 2005, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Agnico-Eagle Mines Limited at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the years in the three year period ended December 31, 2006, in conformity with United States generally accepted accounting principles.

        We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Agnico-Eagle Mines Limited's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 19, 2007 expressed an unqualified opinion thereon.

        As described in the "Summary of Significant Accounting Policies — Stockpiles", the Company changed its method of accounting for stockpiles inventory effective Janaury 1, 2006.

Toronto, Canada	ERNST & YOUNG LLP
March 19, 2007	Chartered Accountants

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        These consolidated financial statements of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") are expressed in thousands of United States dollars ("US dollars"), except where noted, and have been prepared in accordance with United States generally accepted accounting principles ("US GAAP"). Since a precise determination of assets and liabilities depends on future events, the preparation of consolidated financial statements for a period necessarily involves the use of estimates and approximations. Actual results may differ from such estimates and approximations. The consolidated financial statements have, in management's opinion, been prepared within reasonable limits of materiality and within the framework of the significant accounting policies referred to below.

Basis of consolidation

        These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and entities in which it has a controlling financial interest after the elimination of intercompany accounts and transactions. The Company has a controlling financial interest if it owns a majority of the outstanding voting common stock or has significant control over an entity through contractual or economic interests in which the Company is the primary beneficiary.

        Agnico-Eagle recognizes gains and losses on the effective disposition of interests in associated companies arising when such associated companies issue treasury shares to third parties. Gains are recognized in income only if there is reasonable assurance of realization; otherwise, they are recorded within contributed suplus.

Cash and cash equivalents

        Cash and cash equivalents include cash on hand and short-term investments in money market instruments with remaining maturities of three months or less at the date of purchase. Short-term investments are carried at cost, which approximates market value.

Inventories

        Inventories consist of ore stockpiles, concentrates and supplies.

Stockpiles

        Stockpiles consist of coarse ore that has been mined and hoisted from underground and is available for further processing and in-stope ore inventory in the form of drilled and blasted stopes ready to be mucked and hoisted to the surface. The stockpiles are measured by estimating the number of tons, contained ounces (based on assays) and recovery percentages (based on actual recovery rates achieved for processing similar ore). Specific tonnages are verified and compared to original estimates once the stockpile is milled. The ore stockpile is valued at the lower of net realizable value and mining costs incurred up to the point of stockpiling the ore. The net realizable value of stockpiled ore is assessed by comparing the sum of the carrying value plus future processing and selling costs to the expected revenue to be earned, which is based on the estimated volume and grade of stockpiled material.

        Mining costs include all costs associated with underground mining operations and are allocated to each ton of stockpile. Fully absorbed costs include direct and indirect materials and consumables, direct labour, utilities and amortization of mining assets incurred up to the point of stockpiling the ore. Royalty expenses and production taxes are included in production costs, but are not capitalized into inventory. Stockpiles are not intended to be long-term inventory items and therefore are generally processed within twelve months of extraction. The decision to process stockpiled ore is based on a net smelter return analysis. The Company processes its stockpiled ore if its estimated revenue, on a per tonne basis and net of estimated smelting and refining costs, is greater than the related mining and milling costs. The Company has never elected to not process stockpiled ore and does not anticipate departing from this practice in the future. Stockpiled ore on the surface is exposed to the elements, but the Company does not expect its condition to deteriorate significantly.

        In addition, companies in the mining industry may be required to remove overburden and other mine waste materials to access mineral deposits. During the development of a mine (before production begins), it is generally accepted practice that such costs are capitalized as part of the depreciable cost of building, developing and constructing the mine. The capitalized costs are typically amortized over the productive life of the mine using the units-of-production method. A mining company may continue to remove overburden and waste materials, and therefore incur deferred costs, during the production phase of the mine.

        In March 2005, the Financial Accounting Standards Board ratified Emerging Issues Task Force Issue No. 04-6 ("EITF 04-6") which addresses the accounting for deferred costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in costs applicable to sales in the same period as the revenue from the sale of inventory. As a result, capitalization of costs is appropriate only to the extent product inventory exists at the end of a reporting period. Agnico-Eagle adopted the provisions of EITF 04-6 on January 1, 2006. The impact of adoption was to decrease ore stockpile inventory by $8.4 million and increase future income and mining tax asset by $3.3 million. Adoption of EITF 04-6 had no impact on the Company's cash position or earnings.

Concentrates

        Concentrates inventories consist of concentrates for which legal title has not yet passed to custom smelters. Concentrates inventories are measured based on assays of the processed concentrates and are valued based on the lower of net realizable value and the fully absorbed mining and milling costs associated with extracting and processing the ore.

Supplies

        Supplies, consisting of mine stores inventory, are valued at the lower of average cost and replacement cost.

Deferred financing costs

        Deferred financing costs, which are included in other assets on the consolidated balance sheets and relate to the issuance of the Convertible Debentures and the Company's revolving credit facility, are being amortized to income over the term of the related obligations. When the holders of the Company's Convertible Debentures exercised their conversion option, the common shares issued on such conversion were recorded at an amount equal to the aggregate of the carrying value of the long-term liability, net of the associated financing costs, with no gain or loss being recognized in income. The same principles were applied upon redemption of the Convertible Debentures by the Company.

Mining properties, plant and equipment and mine development costs

        Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized to income when production begins, using the unit-of-production method, based on estimated proven and probable reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

        Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. Interest costs incurred for the construction of projects are capitalized.

        Mine development costs incurred after the commencement of production are capitalized or deferred to the extent that these costs benefit the entire ore body. Costs incurred to access single ore blocks are expensed as incurred; otherwise, such vertical and horizontal developments are classified as mine development costs.

        Agnico-Eagle records depreciation on both plant and equipment and mine development costs used in commercial production on a unit-of-production basis based on the estimated proven and probable ore reserves of the mine. The unit-of-production method defines the denominator as the total proven and probable tonnes of reserves.

        Repairs and maintenance expenditures are charged to income as production costs. Assets under construction are not depreciated until the end of the construction period. Upon commencement of commercial production, the capitalized construction costs are transferred to the various categories of plant and equipment.

        Mineral exploration costs are charged to income in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of further exploration and development to further delineate the orebody on such property are capitalized. The establishment of proven and probable reserves is based on results of final feasibility studies, which indicate whether a property is economically feasible. Upon commencement of the commercial production of a development project, these costs are transferred to the appropriate asset category and are amortized to income using the unit-of-production method mentioned above. Mine development costs, net of salvage values, relating to a property which is abandoned or considered uneconomic for the foreseeable future are written off.

        The carrying values of mining properties, plant and equipment and mine development costs are reviewed periodically, when impairment factors exist, for possible impairment, based on the future undiscounted net cash flows of the operating mine and development property. If it is determined that the estimated net recoverable amount is less than the carrying value, then a write down to the estimated fair value amount is made with a charge to income. Estimated future cash flows of an operating mine and development properties include estimates of recoverable ounces of gold based on the proven and probable reserves. To the extent economic value exists beyond the proven and probable reserves of an operating mine or development property, this value is included as part of the estimated future cash flows. Estimated future cash flows also involve estimates regarding gold prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, and related income and mining taxes, all based on detailed engineering life-of-mine plans. Cash flows are subject to risks and uncertainties and changes in the estimates of the cash flows could affect the recoverability of long-lived assets.

Financial instruments

        Agnico-Eagle uses derivative financial instruments, primarily option and forward contracts, to manage exposure to fluctuations in metal prices, foreign currency exchange rates and interest rates. Agnico-Eagle does not hold financial instruments or derivative financial instruments for trading purposes.

        The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity as a component of accumulated other comprehensive income (loss), depending on the nature of the derivative financial instrument and whether it qualifies for hedge accounting. Financial instruments designated as hedges are tested for effectiveness on a quarterly basis. Gains and losses on those contracts that are proven to be effective are reported as a component of the related transaction.

        The fair value of the Company's interest rate swap is recorded as an asset or liability with a corresponding charge to income. The carrying value of the Convertible Debentures is also adjusted for changes in fair value attributable to the risk being hedged with a corresponding charge to income. The Company's interest rate cap, and silver and base metal derivative contracts do not qualify for hedge accounting and changes in the fair value of these derivative instruments are recognized in income.

Revenue recognition

        Revenue is recognized when the following conditions are met:

  (a)
  persuasive evidence of an arrangement to purchase exists;

  (b)
  the price is determinable;

  (c)
  the product has been delivered; and

  (d)
  collection of the sales price is reasonably assured.

        Revenue from gold and silver in the form of doré bars is recorded when the refined gold and silver is sold. Generally all the gold and silver in the form of doré bars is sold in the period in which it is produced.

        Under the terms of the Company's concentrate sales contracts with third-party smelters, final prices for the metals contained in the concentrate are set based on the prevailing spot market metal prices on a specified future date based on the date that the concentrate is delivered to the smelter. The Company records revenues under these contracts based on forward prices at the time of delivery, which is when transfer of legal title to concentrate passes to the third-party smelters. The terms of the contracts result in differences between the recorded estimated price at delivery and the final settlement price. These differences are adjusted through revenue at each subsequent financial statement date.

        Revenues from mining operations consist of gold revenues, net of smelting, refining, transportation and other marketing charges. Revenues from byproduct sales are shown net of smelter charges as part of revenues from mining operations.

Foreign currency translation

        The functional currency for the Company's operations is the US dollar. Monetary assets and liabilities of Agnico-Eagle's operations denominated in a currency other than the US dollar are translated into US dollars using the exchange rate in effect at the year end. Non-monetary assets and liabilities are translated at historical exchange rates while revenues and expenses are translated at the average exchange rate during the year, with the exception of amortization, which is translated at historical exchange rates. Exchange gains and losses are included in income except for gains and losses on foreign currency contracts used to hedge specific future commitments in foreign currencies. Gains and losses on these contracts are accounted for as a component of the related hedged transactions.

Reclamation costs

        Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The amount of the liability is subject to re-measurement at each reporting period. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset's carrying value and amortized over the estimated life of the mine. The key assumptions on which the fair value of the asset retirement obligations is based includes the estimated future cash flows, the timing of those cash flows and the credit-adjusted risk-free rate or rates on which the estimated cash flows have been discounted.

Income and mining taxes

        Agnico-Eagle follows the liability method of tax allocation for accounting for income taxes. Under this method of tax allocation, future income and mining tax bases of assets and liabilities are measured using the enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

        From time to time, the Company issues flow-through shares to finance some of its exploration activities. Common shares of the Company are issued for cash in exchange for Agnico-Eagle giving up the tax benefits arising from the exploration activities. The difference between the flow-through share issuance price and the prevailing market price of Agnico-Eagle stock at the time of issuance is recorded as a liability at the time the flow-through shares are issued. This liability is extinguished at the time the exploration expenditures are renounced to investors. The difference between the flow-through share issuance price and market price reduces the future tax expense charged to income as this difference represents proceeds received by the Company for the sale of future tax deductions to investors in the flow-through shares.

Stock-based compensation

        Agnico-Eagle has two stock-based compensation plans. The Employee Stock Option Plan is described in note 7(a) and the Incentive Share Purchase Plan is described in note 7(b) to the consolidated financial statements.

        In 2003, the Company prospectively adopted Statement of Financial Accounting Standard ("FAS") 123, "Accounting for Stock-Based Compensation" as amended by FAS 148, "Accounting for Stock-Based

Compensation — Transition and Disclosure". These accounting standards recommend the expensing of stock option grants after January 1, 2003. The standards recommend that the fair value of stock options be recognized in income over the applicable vesting period as a compensation expense. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

        Prior to 2003, the Company accounted for its stock option grants based on the recognition and measurement principles of Accounting Principles Board Opinion No. 25 and related interpretations. The application of Opinion No. 25 resulted in no compensation expense being recorded in Agnico-Eagle's circumstances, as all options granted had an exercise price equal to the market value of the underlying stock on the date of grant (intrinsic value method). Pro forma fair value disclosures assumed that the estimated fair value of options would be amortized to expense over the options' vesting period.

        In December 2004, the FASB enacted FAS 123 — revised 2004 ("FAS 123R"), "Share-Based Payment", which replaces FAS 123 and supersedes APB Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees". FAS 123R requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the consolidated statement of income. The Company was required to adopt FAS 123R in the first quarter of 2006. There was no impact on the Company based on the adoption of the new requirements under FAS 123R.

Income per share

        Basic income per share is calculated on net income for the year using the weighted average number of common shares outstanding during the year. Diluted income per share is calculated on the weighted average number of common shares that would have been outstanding during the year had all Convertible Debentures been converted at the beginning of the year into common shares, if such conversions are dilutive. In addition, the weighted average number of common shares used to determine diluted income per share includes an adjustment for stock options outstanding and warrants outstanding using the treasury stock method. Under the treasury stock method:

  •
  the exercise of options or warrants is assumed to be at the beginning of the period (or date of issuance, if later);

  •
  the proceeds from the exercise of options or warrants, plus in the case of options the future period compensation expense on options granted on or after January 1, 2003, are assumed to be used to purchase common shares at the average market price during the period; and

  •
  the incremental number of common shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) is included in the denominator of the diluted earnings per share computation.

Pension costs and obligations and post-retirement benefits

        Prior to July 1, 1997, Agnico-Eagle had a defined benefit plan for its salaried employees, which was substantially converted to a defined contribution plan. In addition, Agnico-Eagle provides a non-registered supplementary executive retirement defined benefit plan for its senior officers. The executive retirement plan benefits are generally based on the employees' years of service and level of compensation. Pension expense related to the defined benefit plan is the net of the cost of benefits provided, the interest cost of projected benefits, return on plan assets and amortization of experience gains and losses. Pension fund assets are measured at current fair values. Actuarially determined plan surpluses or deficits, experience gains or losses and the cost of pension plan improvements are amortized on a straight-line basis over the expected average remaining service life of the employee group.

        Agnico-Eagle maintains a defined contribution plan covering all of its employees. The plan is funded by Company contributions based on a percentage of income for services rendered by employees. The Company does not offer any other post-retirement benefits to its employees.

        As of December 31, 2006, the Company adopted the provisions of FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements

No. 87, 88, 106, and 132(R)" ("FAS 158"). FAS 158 required employers that sponsor one or more defined benefit plans to (i) recognize the funded status of a benefit plan in its statement of financial position, (ii) recognize the gains or losses and prior service costs or credits that arise during the period as a component of other comprehensive income, net of tax, (iii) measure the defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position, and (iv) disclose in the notes to the financial statements additional information about certain effects on net periodic cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. The impact of adopting FAS 158 on the Consolidated Balance Sheets was as follows:

	Before Application of FAS 158	Adjustment	After Application of FAS 158
Reclamation provision and other liabilities	$26,051	$1,406	$27,457
Deferred income tax liability	$170,087	$(396)	$169,691
Accumulated other comprehensive loss	$(16,989)	$(1,010)	$(17,999)
Total stockholders' equity	$1,253,415	$(1,010)	$1,252,405

Impact of recently issued accounting pronouncements

        Under the U.S. Securities and Exchange Commission Staff Accounting Bulletin 74 ("SAB 74"), the Company is required to disclose information related to new accounting standards that have not yet been adopted.

Income Taxes

        In June 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of FASB Statement No. 109 "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings, goodwill, deferred income taxes and income taxes payable in the Consolidated Balance Sheets. The Company is currently evaluating the impact of adopting FIN 48 on the Company's consolidated financial position, results of operations and disclosures.

Fair Value Measurements

        In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions for FAS 157 are effective for the Company's fiscal year beginning January 1, 2008. The Company is currently evaluating the impact that the adoption of this statement will have on the Company's consolidated financial position, results of operations or cash flows.

Comparative figures

        Certain items in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2006 consolidated financial statements.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)

	As at December 31,
	2006	2005
ASSETS
Current
Cash and cash equivalents	$288,575	$61,155
Short-term investments	170,042	59,827
Metals awaiting settlement (note 1)	84,987	56,304
Income taxes recoverable	—	7,723
Inventories:
Ore stockpiles	2,330	12,831
Concentrates	3,794	920
Supplies	11,152	10,092
Other current assets (note 2(a))	61,953	34,483

Total current assets	622,833	243,335
Other assets (notes 2(b))	7,737	7,995
Future income and mining tax assets (note 8)	31,059	63,543
Property, plant and mine development (note 3)	859,859	661,196

	$1,521,488	$976,069

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities (note 11)	$42,538	$37,793
Dividends payable	15,166	3,809
Income taxes payable (note 8)	14,231	—
Interest payable	—	2,243
Fair value of derivative financial instruments (note 9)	—	9,699

Total current liabilities	71,935	53,544

Long-term debt (note 4)	—	131,056

Reclamation provision and other liabilities (note 5)	27,457	16,220

Future income and mining tax liabilities (note 8)	169,691	120,182

SHAREHOLDERS' EQUITY
Common shares (note 6(a))
Authorized — unlimited
Issued — 121,025,635 (2005 — 97,836,954)	1,230,654	764,659
Stock options	5,884	2,869
Warrants (note 6(c))	15,723	15,732
Contributed surplus	15,128	15,128
Retained earnings (deficit)	3,015	(138,697)
Accumulated other comprehensive income (loss) (note 6(d))	(17,999)	(4,624)

Total shareholders' equity	1,252,405	655,067

	$1,521,488	$976,069

On behalf of the Board:

Sean Boyd C.A., Director	Mel Leiderman C.A., Director

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(thousands of United States dollars except per share amounts, US GAAP basis)

	Years ended December 31,
	2006	2005	2004
REVENUES
Revenues from mining operations	$464,632	$241,338	$188,049
Interest and sundry income (note 12)	21,797	4,535	(184)
Gain on sale of available-for-sale securities (note 2(a))	24,118	461	839

	510,547	246,334	188,704
COSTS AND EXPENSES
Production	143,753	127,365	98,168
Loss on derivative financial instruments	15,148	15,396	—
Exploration and corporate development	30,414	16,581	3,584
Equity loss in junior exploration companies (note 2(b))	663	2,899	2,224
Amortization	25,255	26,062	21,763
General and administrative	25,884	11,727	6,864
Provincial capital tax	3,758	1,352	423
Interest (note 4)	2,902	7,813	8,205
Foreign currency loss	2,127	1,860	1,440

Income before income, mining and federal capital taxes	260,643	35,279	46,033
Federal capital tax	—	1,062	1,049
Income and mining tax (recovery) (note 8)	99,306	(2,777)	(2,895)

Net income for the year	$161,337	$36,994	$47,879

Net income per share — basic (note 6(e))	$1.40	$0.42	$0.56

Net income per share — diluted (note 6(e))	$1.35	$0.42	$0.56

Comprehensive income:
Net income for the year	$161,337	$36,994	$47,879

Other comprehensive income (loss):
Unrealized gain on hedging activities	—	1,135	2,597
Unrealized gain on available-for-sale securities	1,067	10,228	604
Minimum pension liability	—	—	980
Cumulative translation adjustments	—	(2,236)	1,937
Adjustments for derivative instruments maturing during the year	(2,167)	(3,398)	(2,983)
Adjustments for realized gains on available-for-sale securities due to dispositions during the year	(12,506)	(65)	(632)
Tax effect of other comprehensive income (loss) items	1,241	(1,241)	—

Other comprehensive income (loss) for the year	(12,365)	4,423	2,503

Total comprehensive income for the year	$148,972	$41,417	$50,382

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands of United States dollars, US GAAP basis)

	Common Shares
			Stock Options Outstanding		Contributed Surplus	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)
	Shares	Amount		Warrants
Balance December 31, 2003	84,469,804	$601,305	$—	$15,732	$13,291	$(218,055)	$(11,550)
Shares issued under Employee Stock Option Plan (note 7(a))	391,525	3,410	—	—	—	—	—
Stock options	—	—	465	—	—	—	—
Shares issued under the Incentive Share Purchase Plan (note 7(b))	198,387	2,754	—	—	—	—	—
Shares issued under flow-through share private placement (note 6(b))	1,000,000	13,114	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	13,063	121	—	—	—	—	—
Net income for the year	—	—	—	—	—	47,879	—
Dividends declared ($0.03 per share) (note 6(a))	—	—	—	—	—	(2,580)	—
Adjustment due to Contact Diamond Corporation share exchange (note 2(b))	—	—	—	—	1,837	—	—
Other comprehensive income for the year	—	—	—	—	—	—	2,503

Balance December 31, 2004	86,072,779	$620,704	$465	$15,732	$15,128	$(172,756)	$(9,047)
Shares issued under Employee Stock Option Plan (note 7(a))	214,725	2,264	—	—	—	—	—
Stock options	—	—	2,404	—	—	—	—
Shares issued under the Incentive Share Purchase Plan (note 7(b))	245,494	3,646	—	—	—	—	—
Shares issued under flow-through share private placement (note 6(b))	500,000	6,387	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	4,715	15	—	—	—	—	—
Shares issued for holder conversions of convertible debentures (note 4)	775,359	10,855	—	—	—	—	—
Shares issued for purchase of Riddarhyttan Resources AB (note 10)	10,023,882	120,788	—	—	—	—	—
Net income for the year	—	—	—	—	—	36,994	—
Dividends declared ($0.03 per share) (note 6(a))	—	—	—	—	—	(2,935)	—
Other comprehensive income for the year	—	—	—	—	—	—	4,423

Balance December 31, 2005	97,836,954	$764,659	$2,869	$15,732	$15,128	$(138,697)	$(4,624)
Shares issued under Employee Stock Option Plan (note 7(a))	1,805,085	28,217	—	—	—	—	—
Stock options	—	—	3,015	—	—	—	—
Shares issued under the Incentive Share Purchase Plan (note 7(b))	146,249	4,711	—	—	—	—	—
Shares issued under flow-through share private placement (note 6(b))	1,226,000	30,749	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	5,003	22	—	—	—	—	—
Shares issued for holder conversions of convertible debentures (note 4)	9,483,709	129,910	—	—	—	—	—
Shares issued on exercise of warrants	4,000	85	—	(9)	—	—	—
Shares issued for purchase of Pinos Altos project (note 10)	2,063,635	34,310	—	—	—	—	—
Shares issued under public offering	8,455,000	237,991	—	—	—	—	—
Net income for the year	—	—	—	—	—	161,337	—
Dividends declared ($0.12 per share) (note 6(a))	—	—	—	—	—	(14,523)	—
Stockpile inventory adjustment, net of tax (EITF 04-6)	—	—	—	—	—	(5,102)	—
Other comprehensive loss for the year	—	—	—	—	—	—	(12,365)
Adjustment for unrecognized loss on pension liability upon application of FASB Statement No. 158 (note 5(b))	—	—	—	—	—	—	(1,010)

Balance December 31, 2006	121,025,635	$1,230,654	$5,884	$15,723	$15,128	$3,015	$(17,999)

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)

	Years ended December 31,
	2006	2005	2004
Operating activities
Net income for the year	$161,337	$36,994	$47,879
Add (deduct) items not affecting cash:
Amortization	25,255	26,062	21,763
Future income and mining taxes	81,993	(2,777)	2,338
Unrealized loss on derivative contracts	—	8,335	1,087
Gain on sale of available-for-sale securities	(24,118)	(461)	(839)
Gain on Contact Diamond Corporation	(7,361)	—	—
Amortization of deferred costs and other	288	7,475	5,631
Changes in non-cash working capital balances
Metals awaiting settlement	(28,683)	(12,862)	(8,872)
Income taxes payable/recoverable	21,954	8,382	(8,566)
Inventories	(2,493)	2,550	(9,875)
Other current assets	(4,422)	(1,054)	(1,590)
Accounts payable and accrued liabilities	4,745	10,519	1,304
Interest payable	(2,243)	(183)	(735)

Cash provided by operating activities	226,252	82,980	49,525

Investing activities
Additions to property, plant and mine development	(149,185)	(70,270)	(53,318)
Acquisition of Pinos Altos property	(32,500)	—	—
Recoverable value added tax on acquisition of Pinos Altos property	(9,750)	—	—
Investment in Stornoway	(19,784)	—	—
Decrease (increase) in short-term investments	(110,215)	5,009	(13,954)
Proceeds on available-for-sale securities and other	34,034	(7,089)	(12,116)
Purchase of available-for-sale securities	(12,323)	(2,362)	(9,820)
Decrease (increase) in restricted cash	—	8,173	(5,624)

Cash used in investing activities	(299,723)	(66,539)	(94,832)

Financing activities
Dividends paid	(3,166)	(2,525)	(2,480)
Common shares issued	315,160	14,243	23,906
Share issue costs	(13,415)	(29)	(253)

Cash provided by financing activities	298,579	11,689	21,173

Effect of exchange rate changes on cash and cash equivalents	2,312	20	205

Net increase (decrease) in cash and cash equivalents during the year	227,420	28,150	(23,929)
Cash and cash equivalents, beginning of year	61,155	33,005	56,934

Cash and cash equivalents, end of year	$288,575	$61,155	$33,005

Other operating cash flow information:
Interest paid during the year	$4,214	$8,304	$6,999

Income, mining and capital taxes paid (recovered) during the year	$1,405	$(6,259)	$222

See accompanying notes

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars except per share amounts, unless otherwise indicated)
December 31, 2006

1.     METALS AWAITING SETTLEMENT

	2006	2005
Bullion awaiting settlement	$2,520	$222
Concentrates awaiting settlement	82,467	56,082

	$84,987	$56,304

          In 2006, precious metals accounted for 46.9% of Agnico-Eagle's revenues from mining operations (2005 — 66.2%; 2004 — 74.9%). The remaining revenues from mining operations consisted of net byproduct revenues. In 2006, these net byproduct revenues as a percentage of total revenues from mining operations consisted of 45.6% zinc (2005 — 27.8%; 2004 — 17.6%) and 7.5% copper (2005 — 6.0%; 2004 — 7.5%).

2.     OTHER ASSETS

  (a)
  Other current assets
	2006	2005
Estimated fair value of available-for-sale securities	$38,760	$25,462
Federal, provincial and other sales taxes receivable	16,327	3,236
Interest receivable	4,453	1,009
Prepaid expenses	733	3,664
Employee loans receivable	626	555
Other	1,054	557

	$61,953	$34,483

            In 2006, the Company realized $35.9 million (2005 — $1.4 million; 2004 — $1.3 million) in proceeds and recorded a gain of $24.1 million (2005 — $0.5 million; 2004 — $0.8 million) in income on the sale of available-for-sale securities. Available-for-sale securities consist of equity securities and the cost basis is determined using the average cost method. Available-for-sale securities are carried at fair value and comprise the following:

	2006	2005
Cost	$37,890	$13,153
Unrealized gains	5,258	12,606
Unrealized losses	(4,388)	(297)

Estimated fair value of available-for-sale securities	$38,760	$25,462

  (b)
  Other assets
	2006	2005
Deferred financing costs, less accumulated amortization of $154 (2005 — $3,283)	$3,709	$5,697
Loan to Contact Diamond Corporation	3,422	1,159
Other	606	1,139

	$7,737	$7,995

  Riddarhyttan Resources AB

          In 2005, Agnico-Eagle owned 14% stake in Riddarhyttan Resources AB ("Riddarhyttan"), then a public company listed on the Stockholm Stock Exchange in Sweden under the trading symbol "RHYT." Agnico-Eagle accounted for its investment in Riddarhyttan using the equity method of accounting through to October 17, 2005. Although Agnico-Eagle owned less than 20% of Riddarhyttan's common stock through this period, Agnico-Eagle was able to significantly influence Riddarhyttan's operating, investing and financing activities through its representation on Riddarhyttan's Board of Directors.

          As of October 18, 2005, the Company's interest was greater than 50% of the outstanding shares and voting rights of Riddarhyttan. The Company therefore ceased using the equity method of accounting for its investment in Riddarhyttan and commenced consolidating the results of Riddarhyttan (see note 10).

  Contact Diamond Corporation

          As a result of Agnico-Eagle's share of losses in Contact Diamond Corporation ("Contact"), the 2004 opening book value of the investment in Contact was nil, with the excess of equity losses applied to reduce the carrying value of debt owing to Agnico-Eagle. Changes in the loan to Contact from year-to-year were then attributable to the recording of equity losses against the loan and to the difference in foreign exchange rates at the respective year-ends.

          In 2004, as a result of further issuances of stock by Contact, Agnico-Eagle recorded a dilution gain with a resultant increase in the carrying value of its investment in Contact. As Contact is considered a "development stage enterprise," the dilution gain was recorded in contributed surplus for the year.

          As at December 31, 2005, the Company owned 39% (13,814,077 shares) of Contact Diamond, with a market value of $5.9 million. Contact Diamond is a public company listed on the Toronto Stock Exchange under the trading symbol "CO."

          The loan to Contact Diamond is due on demand, unsecured and bears interest at 8% per annum. Agnico-Eagle waived interest on the loan commencing May 13, 2002. During the third quarter of 2006, the Company tendered 13.8 million Contact Diamond shares in conjunction with Stornoway Diamond Corporation's ("Stornoway") offer to acquire all of the outstanding shares of Contact. Under the terms of the offer, each share of Contact was exchanged for 0.36 of a Stornoway share resulting in the receipt by Agnico-Eagle of 4,968,747 Stornoway shares.

          A $4.4 million gain on the exchange of shares was recognized and a gain of $2.9 million was recognized on the write-up of the loan to Contact. In addition, Agnico-Eagle subscribed to a private placement of subscription receipts by Stornoway for a total cost of $19.8 million. As a result of the transaction, equity accounting for the Company's investment in Contact ceased in September 2006. In addition, interest on the loan to Contact commenced as per the original terms of the agreement. The new investment in Stornoway is accounted for based on the cost method and classified as an available-for-sale security.

          Subsequent to year-end, the Company entered into a note assignment agreement on January 26, 2007 with Stornoway. The agreement resulted in Stornoway acquiring the debt in full by way of assignment of the note in consideration for the issuance to the Company of 3,207,861 common shares of Stornoway at a price of C$1.25 per share on February 12, 2007.

  Loss on equity accounted investments:

	2006	2005	2004
Riddarhyttan Resources AB	$—	$1,010	$440
Contact Diamond Corporation	663	1,889	1,784

	$663	$2,899	$2,224

3.     PROPERTY, PLANT AND MINE DEVELOPMENT

	2006			2005
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Mining properties	$340,308	$17,751	$322,557	$263,661	$15,211	$248,450
Plant and equipment	322,660	104,350	218,310	299,085	93,367	205,718
Mine development costs	251,055	67,986	183,069	225,720	55,484	170,236
Construction in process:
Goldex mine project	80,777	—	80,777	17,900	—	17,900
Kittila mine project	21,982	—	21,982	—	—	—
Lapa mine project	33,164	—	33,164	18,892	—	18,892

	$1,049,946	$190,087	$859,859	$825,258	$164,062	$661,196

  Geographic Information

	Net Book Value 2006	Net Book Value 2005
Canada	$574,949	$468,685
Finland	212,363	190,394
Mexico	70,342	13
U.S.A	2,205	2,104

Total	$859,859	$661,196

          In 2005, Agnico-Eagle capitalized $2.2 million related to the purchase and implementation of an enterprise resource planning system ("ERP"). There were no amounts amortized in 2005.

          In 2006, Agnico-Eagle capitalized $3.1 million of costs and recognized $0.2 million of amortization expense related to the ERP.

4.     LONG-TERM DEBT

  (a)
  Convertible subordinated debentures

            The Company's convertible subordinated debentures (the "Convertible Debentures") bore interest at 4.50% per annum, payable in cash semi-annually. The debentures were convertible into common shares of Agnico-Eagle at the option of the holder, at any time on or prior to maturity, at a rate of 71.429 common shares per $1,000 US dollar principal amount. The debentures were redeemable by Agnico-Eagle, in whole or in part, at any time on or after February 15, 2006 at a redemption price equal to par plus accrued and unpaid interest. The Company had the option to redeem the debentures in cash or by delivering freely tradeable common shares.

            The original principal amount of the Convertible Debentures was $143.8 million. In 2005, there were aggregate conversions of $10.9 million.

            In 2006, interest on the Convertible Debentures of $0.1 million (2005 — $1.8 million) was capitalized for the construction of the Lapa and Goldex properties as well as certain construction programs at the LaRonde mine.

            In late 2003, the Company entered into an interest rate swap whereby fixed rate payments on the Convertible Debentures were swapped for variable rate payments. The notional amount under the swap exactly matched the original $143.8 million face value of the debentures and the swap agreement terminated on February 15, 2006, which was the earliest date that the debentures could be called for redemption. Under the terms of the swap agreement, the Company made interest payments of three-month LIBOR plus a spread of 2.37% and received fixed interest payments of 4.50%, which completely offset the interest payments the Company made on the Convertible Debentures. The three-month LIBOR was also capped at 3.38% such that total variable interest payments would not exceed 5.75%. In 2005, the Company made $0.9 million in swap payments such that net interest on the Convertible Debentures was $6.3 million.

            Between January 1, 2006 and February 15, 2006, holders representing $131.8 million aggregate principal amount converted their debentures into 9,413,189 common shares. On February 15, 2006, the Company redeemed the remaining $1.1 million aggregate principal amount, at par plus accrued interest, by exercising its redemption option and delivering 70,520 freely tradeable common shares.

            Also in 2006, the Company's interest rate swap matured. The Company made net interest payments of $1.4 million under the terms of the swap at maturity such that net interest on the Convertible Debentures in 2006 was $2.1 million.

  (b)
  Revolving credit facility

            In October 2006, the Company executed an amendment with its bank syndicate to increase the limit of its revolving credit facility from $150 million to $300 million, and to extend its term by two years to December 2011. The amended facility can be further extended, at the option of the Company with the consent of the lenders representing 66 2/3% of the aggregate commitments under the facility, for three additional one-year terms to December 2014. The facility is secured by the LaRonde Mine, the Goldex and Lapa mine projects, and a pledge of the shares of 1715495 Ontario Inc. and Agnico-Eagle Sweden AB, the Company's subsidiaries through which it holds its indirect interest in the Kittila mine project. At December 31, 2006, the amended facility was completely undrawn however outstanding letters of credit decreased the amounts available under the facility such that $288 million was available for future drawdowns at December 31, 2006.

            The amended facility limits, among other things, the Company's ability to incur additional indebtedness, pay dividends or make payments in respect of its common shares, make investments or loans, transfer the Company's assets or make expenditures relating to property secured under the credit agreement at that time that are not consistent with the mine plan and operating budget delivered pursuant to the credit facility. Further, the agreement requires the Company to maintain specified financial ratios and meet financial condition covenants.

            For the year ended December 31, 2006, interest expense was $2.9 million (2005 — $7.8 million; 2004 — $8.2 million), of which cash payments were $4.2 million (2005 — $8.3 million; 2004 — $7.0 million). In 2006, cash interest on the facility was nil (2005 — nil; 2004 — nil) and cash standby fees on the facility were $1.3 million (2005 — $1.2 million; 2004 — $1.4 million). In 2006, interest of $0.3 million (2005 — $2.5 million; 2004 — nil) was capitalized to construction in progress. The Company's weighted average interest rate on all of its debt as at December 31, 2006 was nil (2005 — 7.9%; 2004 — 4.9%).

5.     RECLAMATION PROVISION AND OTHER LIABILITIES

          Reclamation provision and other liabilities consist of the following:

	2006	2005
Reclamation and closure costs (note 5(a))	$22,073	$12,569
Pension benefits (note 5(b))	5,384	3,651

	$27,457	$16,220

  (a)
  Reclamation and closure costs

            Under mine closure plans submitted to the Minister of Natural Resources in Quebec, the estimated future reclamation costs for the LaRonde and Bousquet mines are approximately $18.1 million and $3.0 million, respectively. These reclamation estimates are based on current legislation and there can be no assurance that the Minister of Natural Resources will not impose additional reclamation obligations with higher costs. All of the accrued reclamation and closure costs are long-term in nature and thus no portion of these costs have been reclassified to current liabilities. The Company does not currently have assets that are restricted for the purposes of settling these obligations.

            In 2006, each cost item from the actual closure plan estimate was reviewed and updated, if deemed necessary, resulting in current year additions to the asset retirement obligation of $8.7 million.

            The following table reconciles the beginning and ending carrying amounts of the asset retirement obligations.

	2006	2005
Asset retirement obligations, beginning of year	$12,569	$11,560
Current year additions	8,696	—
Current year accretion	825	402
Reclamation payments	—	(145)
Foreign exchange revaluation and other	(17)	752

Asset retirement obligations, end of year	$22,073	$12,569

            The assumptions used at December 31, 2006 for the 2006 calculation of the provision are as follows:

	2006	2005
Cash flows to settle the obligation (undiscounted)	$61,897	$28,435
Timing for settling the obligation	2027	2027
Credit-adjusted risk-free interest rate	6.60%	4.86%

  (b)
  Pension benefits

            Effective July 1, 1997, Agnico-Eagle's defined benefit pension plan for active employees was converted to a defined contribution plan. Employees retired prior to that date remain in the defined benefit pension plan. In addition, Agnico-Eagle provides a non-registered executive supplementary defined benefit plan for certain senior officers. The funded status of Agnico-Eagle's defined benefit employees' pension plan ("Employees Plan") is based on an actuarial valuation as of January 1, 2006 and projected to December 31, 2006. The funded status of the executive supplementary defined benefit plan is based on an actuarial valuation as of July 1, 2006 and projected to December 31, 2006. The components of Agnico-Eagle's net pension plan expense are as follows:

	2006	2005	2004
Service cost — benefits earned during the year	$399	$274	$307
Gain due to settlement	(16)	(124)	(784)
Prior service cost	23	21	20
Interest cost on projected benefit obligation	384	352	488
Return on plan assets	(166)	(157)	(151)
Amortization of net transition asset, past service liability and net experience gains	(22)	(34)	208

Net pension plan expense	$602	$332	$88

            Agnico-Eagle contributes 5% of its Canadian payroll expense to a defined contribution plan. The expense in 2006 was $3.0 million (2005 — $2.2 million; 2004 — $1.8 million).

            Assets of the Employees Plan are comprised of pooled Canadian and U.S. equity funds and pooled bond funds. As of the measurement date, the plan's assets are allocated 58% to equity securities and 42% to fixed income securities. The Employees Plan is relatively mature with a substantial portion of the projected benefit obligation liability attributable to pensioners and there are no contributions being made to the plan. Since benefit payments are completely funded from plan assets and investment returns, the plan assets are managed to achieve a moderate degree of risk in terms of short-term variability of returns. The major categories of plan assets along with minimum, maximum and target allocations are presented below:

	Minimum	Maximum	Target
Cash and short-term investments	0%	35%	5%
Fixed income securities	25%	75%	35%
Equity securities	25%	65%	60%
Real estate	0%	10%	0%

            Fixed income securities must meet quality constraints in the form of minimum investment ratings. Equity securities also have quality constraints in the form of maximum allocations to any one security and maximum exposure to any one industry group. The accumulated benefit obligation for the Employees Plan was equal to the projected benefit obligation in 2005 and 2004 and no amount was included for these years in accumulated other comprehensive income (loss) for this plan.

            As of December 31, 2006, the Company adopted the provisions of FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("FAS 158"). FAS 158 required employers that sponsor one or more defined benefit plans to (i) recognize the funded status of a benefit plan in its statement of financial position, (ii) recognize the gains or losses and prior service costs or credits that arise during the period as a component of other comprehensive income, net of tax, (iii) measure the defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position, and (iv) disclose in the notes to the financial statements additional information about certain effects on net periodic cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. The impact of adopting FAS 158 on the Consolidated Balance Sheets was as follows:

	Before Application of FAS 158	Adjustment	After Application of FAS 158
Reclamation provision and other liabilities	$26,051	$1,406	$27,457
Deferred income tax liability	$170,087	$(396)	$169,691
Accumulated other comprehensive loss	$(16,989)	$(1,010)	$(17,999)
Total stockholders' equity	$1,253,415	$(1,010)	$1,252,405

            Assets for the executives' retirement plan ("Executives Plan") consist of deposits on hand with regulatory authorities which are refundable when benefit payments are made or on the ultimate wind-up of the plan. The accumulated benefit obligation for this plan at December 31, 2006 was $5.4 million (2005 — $4.5 million). At the end of 2006, the remaining unamortized net transition obligation was $1.2 million (2005 — $1.3 million) for the Executives Plan and the net transition asset was $0.4 million (2005 — $0.6 million) for the Employees Plan.

            The following table provides the net amounts recognized in the consolidated balance sheets as of December 31:

	Pension Benefits 2006		Pension Benefits 2005
	Employees	Executives	Employees	Executives
Intangible liability (asset)	$(363)	—	$(132)	—
Accrued employee benefit liability	—	$4,071	—	$3,651
Accumulated other comprehensive income (loss):
Initial transition obligation (asset)	(372)	1,162	—	—
Past service liability	—	177	—	—
Net experience (gains) losses	466	(27)	—	—

Net liability (asset)	$(269)	$5,383	$(132)	$3,651

            The following table provides the components of the expected recognition in 2007 of amounts in accumulated other comprehensive loss:

	Employees	Executives
Initial transition obligation (asset)	$(186)	$145
Past service liability	—	22
Net experience (gains) losses	20	(16)

	$(166)	$151

            The funded status of the Employees and the Executives Plans for 2006 and 2005 are as follows:

	2006		2005
	Employees	Executives	Employees	Executives
Reconciliation of the market value of plan assets
Fair value of plan assets, beginning of year	$2,243	$747	$2,196	$662
Agnico-Eagle's contribution	—	153	—	129
Actual return on plan assets	272	—	138	—
Benefit payments	(172)	(153)	(161)	(129)
Other	—	153	—	85
Divestitures	—	—	—	(23)
Effect of exchange rate changes	(2)	(3)	70	23

Fair value of plan assets, end of year	$2,341	$897	$2,243	$747

Reconciliation of projected benefit obligation
Projected benefit obligation, beginning of year	$2,013	$5,237	$1,858	$3,920
Service costs	—	399	—	274
Interest costs	99	285	106	246
Actuarial losses (gains)	133	641	146	860
Benefit payments	(172)	(256)	(161)	(234)
Effect of exchange rate changes	(1)	(26)	64	171

Projected benefit obligation, end of year	$2,072	$6,280	$2,013	$5,237

Excess (deficiency) of plan assets over projected benefit obligation	$269	$(5,383)	$230	$(4,490)

Comprised of:
Unamortized transition asset (liability)	$372	$(1,162)	$558	$(1,307)
Unamortized net experience gain (loss)	(466)	(150)	(460)	468
Accrued assets (liabilities)	363	(4,071)	132	(3,651)

	$269	$(5,383)	$230	$(4,490)

Weighted average discount rate(i)	5.00%	5.00%	5.00%	5.00%
Weighted average expected long-term rate of return	7.50% (ii)	n.a.	7.50% (ii)	n.a.
Weighted average rate of compensation increase	n.a.	3.00%	n.a.	3.00%
Estimated average remaining service life for the plan (in years)	13.0	8.0 (iii)	12.0	9.0 (iii)

    Notes:

    (i)
    Discount rates used for the Executives Plan are after-tax rates.

    (ii)
    Long-term rates of return were determined using, as a basis, rates for high quality debt instruments adjusted for historical rates of return actually achieved.

    (iii)
    Estimated average remaining service life for the Executives Plan was developed for individual senior officers.

    The estimated benefits to be paid from each plan in the next ten years are presented below:

	Employees	Executives	Total
2007	$180	$103	$283
2008	$177	$103	$280
2009	$175	$103	$278
2010	$172	$103	$275
2011	$169	$103	$272
2012 – 2016	$804	$1,929	$2,733

6.     SHAREHOLDERS' EQUITY

  (a)
  Common shares

            The Company's Shareholder Rights Plan expired in May 2005. Prior to that time, under the Shareholder Rights Plan, each shareholder, in the event of certain takeover bids or other change-in-control transactions involving the acquisition of 20% or more of Agnico-Eagle's outstanding voting shares, had the right to purchase from Agnico-Eagle for an exercise price of C$80.00 that number of shares of Agnico-Eagle having an aggregate market price equal to twice the exercise price.

            The Company has reserved for issuance 6,896,000 common shares in the event that the warrants are exercised and converted into common shares. In February 2006, the Convertible Debentures were redeemed in full (see note 4(a)) and there are no longer shares reserved for future issuances related to the Convertible Debentures.

            In 2006, the Company declared dividends on its common shares of $0.12 per share (2005 — $0.03 per share; 2004 — $0.03 per share). Under the terms of the Company's amended credit facility, the Company's dividend payments are restricted to an aggregate of $40 million per year.

  (b)
  Flow-through share private placements

            In 2006, Agnico-Eagle issued 1,226,000 (2005 — 500,000; 2004 — 1,000,000) common shares under flow-through share private placements for total proceeds of $35.3 million (2005 — $8.3 million; 2004 — $17.5 million), net of share issue costs. The 2006 shares were issued at a 12% premium to the prevailing market price. The premium was allocated to income and mining tax recovery as discussed in the following paragraph. Agnico-Eagle has agreed to use such proceeds for the purpose of incurring Canadian exploration expenditures in connection with its 2007 and 2008 exploration activities. Effective December 31, 2006, the Company renounced to its investors C$40.2 million (2005 — C$10.0 million; 2004 — C$23.0 million) of such expenses for income tax purposes. To comply with the flow-through share agreement, the Company must incur C$nil (2005 — C$nil; 2004 — C$9.8 million) of exploration expenditures in 2007 related to the expenditures renounced in 2006.

            The difference between the flow-through share issuance price and the market price of Agnico-Eagle's stock at the time of purchase is recorded as a liability at the time the flow-through shares are issued. This liability is extinguished at the time the exploration expenditures are renounced to investors. The difference between the flow-through share issuance price and market price reduces the future tax expense charged to income as this difference represents proceeds received by the Company for the sale of future tax deductions to investors in the flow-through shares.

  (c)
  Public offering

            In 2002, Agnico-Eagle issued 6,900,000 warrants. Each whole warrant entitles the holder to purchase one common share at a price of $19.00, subject to certain adjustments summarized in the prospectus relating to the issuance of the Warrants. Warrants are exercisable at any time prior to November 14, 2007, after which time the warrants will expire and be of no value. The Company will inform warrant holders, through a press release, of pending expiry at least 90 days prior to the expiry date.

            During the year, 4,000 warrants were exercised (2005 — nil). If all outstanding warrants are exercised, the Company would issue an additional 6,896,000 common shares.

            In addition, during 2006 the Company closed a public offering of 8,455,000 common shares (2005 — nil), for total proceeds of $238.0 million net of share issue costs.

  (d)
  Accumulated other comprehensive income (loss)

            The opening balance of the cumulative translation adjustment in accumulated other comprehensive income (loss) in 2005 and 2006 of $(15.9) million resulted from Agnico-Eagle adopting the US dollar as its principal currency of measurement. Prior to this change, the Canadian dollar had been used as the reporting currency. Prior periods' consolidated financial statements were translated into US dollars by the current rate method using the year end or the annual average exchange rate where appropriate. This translation approach was applied from January 1, 1994. This translation gave rise to a deficit in the cumulative translation adjustment account within accumulated other comprehensive income (loss) as at December 31, 2006 and 2005.

            Effective January 1, 2001, the Company prospectively adopted the new accounting recommendations made under FAS 133 and FAS 138 on accounting for derivative financial instruments and hedging. Upon the adoption of FAS 133, the Company recorded a cumulative translation adjustment to accumulated other comprehensive income (loss) of $2.8 million. The Company has designated its gold put contracts and certain foreign exchange derivative contracts as cash flow hedges and, as such, unrealized gains and losses on these contracts are recorded in accumulated other comprehensive income (loss).

            The following table presents the components of accumulated other comprehensive income (loss), net of related tax effects:

	2006	2005
Cumulative translation adjustment from adopting US dollar as principal reporting currency	$(15,907)	$(15,907)
Unrealized gain on available-for-sale securities	870	12,309
Unrealized gain on foreign exchange derivative contracts	—	4,134
Unrealized loss on gold put option contracts	(1,653)	(3,620)
Cumulative translation adjustments	(299)	(299)
Unrealized loss on pension liability upon application of FASB Statement No. 158	(1,406)	—
Tax effect of other comprehensive income items	396	(1,241)

	$(17,999)	$3,323

            In 2006, a $2.0 million (2005 — $2.3 million) loss was reclassified from accumulated other comprehensive income (loss) to income to reflect the amortization of gold put option contract premiums for contracts originally scheduled to mature in 2006. Also in 2006, a $16.6 million gain (2005 — $0.1 million gain) was reclassified from accumulated other comprehensive income (loss) to income to reflect the realization of gains on available-for-sale securities due to the disposition of those securities.

  (e)
  Net income per share

            The following table provides the weighted average number of common shares used in the calculation of basic and diluted income per share:

	2006	2005	2004
Weighted average number of common shares outstanding — basic	115,461,046	89,029,754	85,157,476
Add: Dilutive impact of employee stock options	786,358	483,045	414,555
Dilutive impact of warrants	2,862,891	—	—

Weighted average number of common shares outstanding — diluted	119,110,295	89,512,799	85,572,031

            The calculation of diluted income per share has been computed using the treasury stock method. In applying the treasury stock method, options and warrants with an exercise price greater than the average quoted market price of the common shares are not included in the calculation of diluted income per share as the effect is anti-dilutive.

            In 2005 and 2004, the Convertible Debentures and warrants were anti-dilutive and thus were not included in the calculation of diluted income per share.

7.     STOCK-BASED COMPENSATION

  (a)
  Employee Stock Option Plan ("ESOP")

            The Company's ESOP provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Under this plan, options are granted at the fair market value of the underlying shares on the date of grant. The number of shares subject to option for any one person may not exceed 5% of the Company's common shares issued and outstanding at the date of grant.

            Up to May 31, 2001, the number of common shares reserved for issuance under the ESOP was 6,000,000 and options granted under the ESOP had a maximum term of ten years. On April 24, 2001, the Compensation Committee of the Board of Directors adopted a policy pursuant to which options granted after that date shall have a maximum term of five years. In 2001, the shareholders approved a resolution to increase the number of common shares reserved for issuance under the ESOP by 2,000,000 to 8,000,000. In 2004 and 2006, the shareholders approved a further 2,000,000 and 3,000,000 common shares for issuance under the ESOP, respectively.

            Of the 1,232,000 options granted under the ESOP in 2006, 308,000 options granted vest immediately and expire in the year 2011. The remaining options expire in 2011 and vest in equal installments, on each anniversary date of the grant, over a three-year term. Of the 982,000 options granted under the ESOP in 2005, 245,500 options granted vested immediately and expire in the year

    2010. The remaining options expire in 2010 and vest in equal installments, on each anniversary date of the grant, over a three-year term. Of the 537,250 options granted under the ESOP in 2004, 134,313 options granted vested immediately and expire in the year 2009. The remaining options expire in 2009 and vest in equal installments, on each anniversary date of the grant, over a three-year term.

            The following summary sets out the activity with respect to Agnico-Eagle's outstanding stock options:

	2006			2005			2004
	Options	Weighted average exercise price		Options	Weighted average exercise price		Options	Weighted average exercise price
Outstanding, beginning of year	3,071,625	C$	15.78	2,383,150	C$	15.16	2,845,150	C$	14.85
Granted	1,232,000		24.52	982,000		16.61	537,250		16.71
Exercised	(1,805,085)		16.49	(214,725)		12.44	(391,525)		11.01
Cancelled	(19,750)		19.28	(78,800)		16.33	(607,725)		17.76

Outstanding, end of year	2,478,790	C$	19.55	3,071,625	C$	15.78	2,383,150	C$	15.16

Options exercisable at end of year	1,137,103			2,257,250			1,983,963

            The weighted average grant-date fair value of options granted in 2006 was C$8.17 (2005 — C$4.17; 2004 — C$4.35). The following table summarizes information about Agnico-Eagle's stock options outstanding at December 31, 2006:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
C$6.55 – C$9.20	14,200	1.7 years	C$7.70	14,200	C$7.70
C$10.20 – C$15.43	274,600	3.0 years	C$10.84	265,600	C$10.71
C$15.60 – C$19.94	1,073,240	2.8 years	C$16.70	649,053	C$16.80
C$21.72 – C$25.60	883,750	3.9 years	C$23.02	157,500	C$23.02
C$27.71 – C$31.70	233,000	4.3 years	C$30.49	50,750	C$30.33

C$6.55 – C$31.70	2,478,790	3.3 years	C$19.55	1,137,103	C$16.73

            The Company has reserved for issuance 2,478,790 common shares in the event that these options are exercised.

            The number of un-optioned shares available for granting of options as at December 31, 2006, 2005 and 2004 was 4,212,250, 1,943,285 and 2,846,485, respectively.

            Agnico-Eagle estimated the fair value of options under the Black-Scholes option pricing model using the following weighted average assumptions:

	2006	2005	2004
Risk-free interest rate	3.91%	3.1%	3.0%
Expected life of options (in years)	2.5	2.5	2.5
Expected volatility of Agnico-Eagle's share price	48.7%	35.6%	38.5%
Expected dividend yield	0.12%	0.24%	0.24%

            The total compensation cost for the ESOP recognized in the consolidated statements of income (loss) for the current year was $5.2 million (2005 — $2.4 million; 2004 — $0.5 million).

  (b)
  Incentive Share Purchase Plan

            On June 26, 1997, the shareholders approved an Incentive Share Purchase Plan (the "Purchase Plan") to encourage directors, officers and employees ("Participants") to purchase Agnico-Eagle's common shares at market values.

            Under the Purchase Plan, eligible employees may contribute up to 10% of their basic annual salaries and directors may contribute up to 100% of their annual board and committee retainer fees. For both employees and directors, Agnico-Eagle contributes an amount equal to 50% of each Participant's contribution.

            In 2006, 146,249 common shares were issued under the Purchase Plan (2005 — 245,494; 2004 — 198,387) for proceeds of $4.7 million (2005 — $3.6 million; 2004 — $2.8 million). In June 2002, shareholders approved an increase in the maximum amount of shares reserved for issuance under the Purchase Plan to 2,500,000 from 1,000,000. Agnico-Eagle has reserved for issuance 759,529 common shares (2005 — 905,778; 2004 — 1,151,272) under the Purchase Plan.

8.     FUTURE INCOME AND MINING TAXES

          Income and mining taxes recovery is made up of the following components:

	2006	2005	2004
Current provision
Provincial mining duties	$20,266	$—	$(5,233)

Future provision
Canadian Federal and provincial income taxes	69,645	(13,323)	(13,950)
Provincial mining duties	11,522	10,546	16,288
Foreign income taxes	(2,127)	—	—
	79,040	(2,777)	2,338

	$99,306	$(2,777)	$(2,895)

          Mining duties are assessed at the rate of 12% on income from mining operations. Income from mining operations is calculated as revenue from mined metals less production costs directly attributable to mining. Income from mining operations is reduced by depreciation allowances on mine construction and development as well as certain exploration costs. The mining duties are paid to the government agency which grants the mining lease and/or mining concession required in order to extract ore in the particular jurisdiction.

          Cash income and mining taxes paid in 2006 were $1.4 million (2005 — $6.2 million recovery; 2004 — $0.2 million recovery).

          The income and mining taxes recovery is different from the amount that would have been computed by applying the Canadian statutory income tax rate as a result of the following:

	2006	2005	2004
Combined federal and composite provincial tax rates	34.6%	34.8%	36.9%
Increase (decrease) in taxes resulting from:
Provincial mining duties	12.3	19.2	23.7
Resource allowances	(3.5)	(17.8)	(12.1)
Impact of foreign tax rates	1.1	—	—
Permanent and other differences	0.8	0.8	(7.0)
Utilization of temporary differences for which no benefit was previously recognized	—	(10.4)	(11.6)
Utilization of losses for which no benefit was previously recognized	(4.5)	(34.5)	(36.2)
Effect of changes in Canadian income tax legislation	(2.7)	—	—

Actual rate as a percentage of pre-tax income	38.1%	(7.9)%	(6.3)%

          Agnico-Eagle has approximately C$253 million of cumulative Canadian exploration and development expenses and C$380 million of unamortized capital pools available indefinitely to reduce future years' taxable income.

          As at December 31, 2006 and 2005, Agnico-Eagle's future income and mining tax assets and liabilities are as follows:

	2006		2005
	Assets	Liabilities	Assets	Liabilities
Non-current:
Income taxes:
Plant and equipment	$3,374	$—	$22,896	$—
Mine development costs	—	29,787	18,670	—
Mining properties	—	61,006	—	52,500
Net operating and capital loss carryforwards	16,029	—	15,168	—
Unrealized foreign exchange gain on convertible subordinated debentures	—	—	(5,149)	—
Mining duties	15,867	—	15,068	—
Reclamation provisions	6,298	—	3,773	—
Other	916	—	2,503	—
Valuation allowance	(11,425)	—	(9,386)	—

Total non-current	$31,059	$90,793	$63,543	$52,500

Mining duties:
Plant and equipment	$244	$37,385	$488	$31,743
Mine development costs	191	43,949	382	37,857
Other	—	(2,436)	—	(1,918)
Valuation allowance	(435)	—	(870)	—

Total non-current	$—	$78,898	$—	$67,682

Non-current future income and mining tax assets and liabilities	$31,059	$169,691	$63,543	$120,182

          All of Agnico-Eagle's future income tax assets and liabilities are denominated in local currency based on the jurisdiction in which the Company pays taxes and are translated into US dollars using the exchange rate in effect at the consolidated balance sheets date. The increase in the gross amounts of the future tax assets and liabilities was impacted by the weaker US dollar in relation to the Canadian dollar throughout 2006. At December 31, 2006, asset and liability amounts were translated into US dollars at an exchange rate of C$1.1652 per $1.00 whereas at December 31, 2005, asset and liability amounts were translated at an exchange rate of C$1.1656 per $1.00. A future income tax liability was also recorded on the acquisition of Riddarhyttan (see note 10). At January 1, 2006, the valuation allowance, a reserve against future income tax assets recorded in the accounts, was $9.4 million (2005 — $17.7 million). In 2006, the valuation allowance increased by $2.0 million (2004 — $8.3 million) due to capital loss carry forwards and net operating losses in foreign jurisdictions whose realization is currently uncertain.

          The Company operates in different jurisdictions and accordingly it is subject to income and other taxes under the various tax regimes in the countries in which it operates. The tax rules and regulations in many countries are highly complex and subject to interpretation. The Company may be subject in the future to a review of its historic income and other tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations to the Company's business conducted within the country involved. The Company has not accrued any taxes associated with any such reviews of its income tax filing as no such losses are considered to be probable.

9.     FINANCIAL INSTRUMENTS

          Agnico-Eagle enters into financial instruments with a number of financial institutions in order to hedge underlying revenue, cost and fair value exposures arising from commodity prices, interest rates and foreign currency exchange rates. Financial instruments which subject Agnico-Eagle to market risk and concentration of credit risk consist primarily of cash and short-term investments and derivative contracts for currencies, interest rates and precious and base metals. Agnico-Eagle places its cash and cash equivalents and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

          Agnico-Eagle's risk management policy attempts to mitigate the risks associated with fluctuating metal prices and foreign exchange rates. Agnico-Eagle uses over-the-counter put and call option metals and foreign exchange contracts to hedge its net revenues from mining operations and costs of production, respectively. These instruments are straightforward contracts and involve limited complexity. Agnico-Eagle is exposed to credit risk in the event of non-performance by counterparties in connection with its currency and metal option contracts. Agnico-Eagle does not obtain any security to support financial instruments subject to credit risk, but mitigates the risk by dealing with a diverse group of creditworthy counterparties and, accordingly, does not anticipate loss for non-performance. The Company continually monitors the market risk of its hedging activities.

  Gold put option contracts

          Agnico-Eagle's portfolio of gold put option contracts was entered into to establish a minimum price which the Company will receive from the sale of its gold production. The contracts expire monthly based on planned production volumes. These instruments have been designated as hedges under the criteria established by FAS 133 and FAS 138 on accounting for derivative financial instruments and hedging. At December 31, 2001, these option contracts did not qualify as a designated hedge under FAS 133. Accordingly, changes in fair value were recognized as part of the Company's net loss. On January 1, 2002, the Company implemented a new treasury management system that complies with the new documentation requirements of FAS 133. As a result, these option contracts have qualified for hedge accounting and from 2002 through 2006, changes in the fair value of these option contracts were recognized as part of other comprehensive income (loss).

          Gains and losses on gold put option contracts are reclassified from accumulated other comprehensive income (loss) to income in the same period the forecasted transaction affects income. Although the gold put option contracts were liquidated in 2005, the accumulated loss on these contracts will remain in accumulated other comprehensive income (loss) and will be reclassified to income based on the original maturities of these contracts. In 2007, the Company expects to reclassify a loss of $1.7 million relating to its gold put option contracts to income.

  Silver and base metal option contracts

          In January 2005, the Company purchased silver put options with a strike price of $7.00 per ounce and also sold copper call options with a strike price of $3,310 per tonne. The Company sold forward zinc production at a weighted average price of $1,263 per tonne and entered into a zero-cost collar to set a minimum zinc price of $1,215. While setting a minimum price, the zero-cost collar strategy also limits participation to zinc prices above $1,480. In December 2005, the entire 2006 zinc collar position was collapsed at a cost of $3.5 million. These contracts did not qualify for hedge accounting under FAS 133.

  Foreign exchange, metals, and interest rate hedging program

          Agnico-Eagle generates almost all of its revenues in US dollars. The Company's Canadian operations, which include the LaRonde Mine and the Goldex and Lapa mine projects, have Canadian dollar requirements for capital, operating and exploration expenditures. Agnico-Eagle entered into a series of put and call option contracts to hedge a monthly sum of Canadian dollar expenditures based on forecasted Canadian dollar requirements. Due to the nature and structure of the Company's foreign currency hedge contracts, the Company did not record amounts for ineffectiveness in income. The Company's written put options do not qualify for hedge accounting and thus were not designated as hedging instruments. As such, changes in fair value for these instruments were recorded in net income. These instruments were entered into to set a range for the US dollar, along with the zero-cost collar of purchased put options and written call options.

          In December 2005, the Company's entire foreign exchange derivative position was collapsed generating cash flow of $4.1 million. As a result of this transaction, Agnico-Eagle had no foreign exchange derivative positions at December 31, 2005. In 2006 however, the Company reclassified a gain of $4.1 million relating to its foreign exchange derivative contracts to income. As at December 31, 2006 the remaining balance in accumulated other comprehensive income was $nil.

          At December 31, 2006, the aggregate unrealized loss of the net market value of Agnico-Eagle's metals derivative position amounted to $nil (2005 — $8.3 million). The Company's unrealized gain on its foreign exchange hedge position at December 31, 2006 was $nil (2005 — $nil). Since the Company uses only over-the-counter instruments, the fair value of individual hedging instruments is based on readily available market values. As at December 31, 2006, there were no metal or foreign exchange derivative positions.

          The following table shows the changes in the fair values of derivative instruments recorded in the consolidated financial statements. The fair values of recorded derivative related assets and liabilities reflect the netting of the fair values of individual derivative financial instruments. Other required derivative disclosures can be found in note 6(d), "Accumulated other comprehensive income (loss)", and information regarding the Company's interest rate derivatives can be found in note 4(a), "Convertible subordinated debentures".

	Interest Rate		Metals		Foreign Exchange
	2006	2005	2006	2005	2006	2005
Fair value, beginning of year	$(1,364)	$(1,876)	$(8,335)	$30	$—	$4,535
Financial instruments entered into or settled	1,364	—	8,335	7,031	—	(4,535)
Changes in fair value	—	512	—	(15,396)	—	—

Fair value, end of year	$—	$(1,364)	$—	$(8,335)	$—	$—

          Agnico-Eagle's exposure to interest rate risk at December 31, 2006 relates to its short-term investments and cash equivalents of $459 million (2005 — $121 million). The Company's short-term investments and cash equivalents have a fixed weighted average interest rate of 4.89% (2005 — 3.79%) for a period of 16 days (2005 — 14 days).

          In addition, Agnico-Eagle has outstanding letters of credit amounting to C$13.6 million relating to the Executives Plan and reclamation obligations (2005 — C$13.3 million) for which fees were 2.25% per annum.

          The fair values of Agnico-Eagle's current financial assets and liabilities approximate their carrying values as at December 31, 2006. The fair value of Agnico-Eagle's Convertible Debentures as at December 31, 2005 was $187.4 million.

10.   ACQUISITION

  (a)
  Riddarhyttan Resources AB

            Riddarhyttan was a precious and base metals exploration and development company with a focus on the Nordic region of Europe. Riddarhyttan was the 100% owner of the Suurikuusikko gold deposit in Finland on which the Kittila mine project is located. In the second quarter of 2004, the Company acquired a 13.8% ownership interest in Riddarhyttan. In connection with this acquisition, two representatives of the Company were elected to Riddarhyttan's Board of Directors. Through the subscription for shares in Riddarhyttan's rights issue in December 2004, the Company increased its ownership level to approximately 14%.

            On November 14, 2005, the Company completed its tender offer for all the shares of Riddarhyttan. As of December 31, 2005, the Company owned an aggregate of 102,880,951 shares, or approximately 97.3% of the outstanding shares and voting rights of Riddarhyttan. In 2006, the Company completed the acquisition of the remaining 2.7% of the Riddarhyttan shares that it did not already own under the compulsory acquisition procedures under Swedish law by obtaining advanced possession of these shares in the second half of 2006. Advance possession means that the Company is entitled to be registered as owner of these shares and thereby entitled to exercise all rights relating to these shares that vest in a shareholder.

            The results of operations of Riddarhyttan are included in the consolidated statements of income from the date of the share issuances detailed below.

            The purchase price, before transaction costs, amounted to $120.8 million which was paid through the issuance of 10,023,882 shares of the Company:

Shares Issued
Total Issuance of the Company's Shares for Riddarhyttan Acquisition:
October 18, 2005	9,104,542
October 26, 2005	666,905
November 14, 2005	252,435

Total shares issued	10,023,882

            The allocation of the total purchase price to the fair values of assets acquired is set forth in the table below:

Total Purchase Price:
Purchase price	$120,788
Balance of equity investment	11,123
Transaction costs	7,725

Total purchase price to allocate	$139,636

Fair Value of Assets Acquired:
Suurrikuusikko property	$187,500
Net future tax liability	(50,738)
Iso-Kuotco property	2,252
Oijarvi property	587
Other	35

Total fair value of assets acquired	$139,636

            Pro forma results of operations for Agnico-Eagle assuming the acquisition of Riddarhyttan described above had occurred as of January 1, 2004 are shown below. On a pro forma basis, there would have been no effect on Agnico-Eagle's consolidated revenues. In 2006, Riddarhyttan was a consolidated entity:

	Unaudited
	2005	2004
Pro forma net income	$32,795	$46,297
Pro forma income per share — basic and diluted	$0.34	$0.49
  (b)
  Pinos Altos Project

            In March 2005, the Company entered into an agreement with Industrias Penoles S.A. de C.V. ("Penoles") to acquire the Pinos Altos project in Chihuahua, Mexico. The Pinos Altos project is located in the Sierra Madre gold belt, 225 kilometres west of the city of Chihuahua.

            Under the terms of the agreement, Agnico-Eagle had the option to purchase the Pinos Altos project for cash and share consideration. In March 2006, Agnico-Eagle paid Penoles $32.5 million in cash and issued 2,063,635 common shares to Penoles to obtain 100% ownership of the Pinos Altos project. In addition, the Company incurred $0.2 million in transaction costs associated with the property acquisition.

            The allocation of the total purchase price to the fair values of assets acquired is set forth in the table below:

Total Purchase Price:
Purchase price	$66,809
Transaction costs	167

Total purchase price to allocate	$66,976

Fair Value of Assets Acquired:
Pinos Altos mining property	$66,976

11.   OTHER FINANCIAL INFORMATION

	2006	2005
Trade payables	$28,243	$31,497
Wages payable	3,450	4,759
Accrued liabilities	10,845	1,537

	$42,538	$37,793

12.   RELATED PARTY TRANSACTIONS

          As at December 31, 2006, the total indebtedness of Contact to the Company was $3.5 million (2005 — $3.4 million) including accrued interest to December 31, 2006 of $0.1 million (2005 — nil).

          Contact was a consolidated entity of the Company for the year ended December 31, 2002. As of August 2003, the Company ceased consolidating Contact as the Company's investment no longer represented a "controlling financial interest".

          The loan was originally advanced for the purpose of funding ongoing exploration and operating activities. The loan is repayable on demand with a rate of interest on the loan of 8% per annum. The Company, however, waived the interest on this loan commencing May 13, 2002.

          In 2006, the Company tendered its 13.8 million Contact shares in conjunction with Stornoway's offer to acquire all of the outstanding shares of Contact. Under the terms of the offer, each share of Contact was exchanged for 0.36 of a Stornoway share resulting in the receipt by the Company of 4,968,747 Stornoway shares.

          A $4.4 million gain on the exchange of shares was recognized and a gain of $2.9 million was recognized on the write-up of the loan to Contact during the quarter. In addition, Agnico-Eagle subscribed to a private placement of subscription receipts by Stornoway for a total cost of $19.8 million.

          Subsequent to year-end, the Company entered into a note assignment agreement on January 26, 2007 with Stornoway. The agreement resulted in Stornoway acquiring the debt in full by way of assignment of the note in consideration for the issuance to the Company of 3,207,861 common shares of Stornoway at a deemed value of C$1.25 per share on February 12, 2007.

          In addition, subsequent to year-end the Company purchased from Stornoway C$5 million in unsecured Series A Convertible Debentures and C$5 million in unsecured Series B Convertible Debentures. Both series of debentures mature two years after their date of issue and interest is payable under the debentures quarterly at 12% per annum. At the option of Stornoway, interest payments may be paid in cash or in shares of Stornoway. On the maturity date, the principal amount of the Series A Debentures may be repaid in cash or shares at Stornoway's election and the Series B Debentures must be repaid in cash or shares at the Company's election.

13.   SUBSEQUENT EVENTS

          On February 14, 2007, the Company and Agnico-Eagle Acquisition Corporation ("Agnico Acquisition"), a wholly-owned subsidiary of the Company, signed an agreement with Cumberland Resources Ltd. ("Cumberland") under which the Company and Agnico Acquisition agreed to make an exchange offer for all of the outstanding common shares of Cumberland not already owned by the Company. The Company currently owns 2,037,000 or 2.6% of the outstanding shares of Cumberland on a fully diluted basis.

          Under the terms of the offer, each Cumberland share will be exchanged for 0.185 common share of Agnico-Eagle. The agreement values Cumberland at approximately C$710 million based on 80.0 million fully diluted common shares outstanding and the closing price on February 13, 2007. Cumberland owns 100% of the Meadowbank gold project, located in Nunavut, Canada.

          On March 12, 2007, the formal offer and take-over documentation were mailed to the shareholders of Cumberland. The offer will be open for acceptance until April 26, 2007, unless further extended. The offer will be subject to certain conditions of completion including: absence of material adverse changes; acceptance of the offer by Cumberland's shareholders owning not less than two-thirds of the Cumberland common shares on a fully diluted basis; and the absence of an event that materially affects the financial markets. If the two-thirds acceptance level is met, Agnico-Eagle intends to take steps to acquire all outstanding Cumberland common shares.

          Under certain circumstances, if the transaction does not proceed to completion, Agnico-Eagle will be entitled to receive a fee of C$21 million, or approximately 3% of the implied transaction value.

          In February 2007, the Company entered into a series of gold derivative transactions in connection with the take-over bid for Cumberland. Prior to announcement of the take-over bid by Agnico, Cumberland secured a gold loan facility for up to 420,000 ounces. As part of the condition of the gold loan, Cumberland entered into a series of derivative transactions to secure a minimum monetized value for the gold that was expected to be received under the gold loan. Cumberland entered into a zero-cost collar whereby a gold put option was bought with a strike price of C$605 per ounce. The cost of the put option was financed by the sale of a gold call option with a strike price of $800 per ounce. Both of Cumberland's derivative positions are for 420,000 ounces of gold and mature on September 20, 2007, the expected drawdown date of the loan. As Agnico-Eagle's philosophy is to not sell forward gold production, Agnico-Eagle entered into a series of transactions to neutralize Cumberland's derivative position. Accordingly, Agnico-Eagle purchased call options and sold put options with the exact same size, strike price and maturity as Cumberland's derivative position for $15.9 million.

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Annual Audited Consolidated Financial Statements and Management's Discussion and Analysis (Prepared in accordance with United States GAAP)
Agnico-Eagle Mines Limited Management's Discussion and Analysis Table of Contents
NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESOURCES
NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE
Gold PM Fix ($/Oz.) (Source: Bloomberg)
Silver PM Fix ($/Oz.) (Source: Bloomberg)
Consolidated Financial Data (thousands of United States dollars, except where noted)
Consolidated Financial Data (thousands of United States dollars, except where noted)
Financial Data (thousands of United States dollars, except where noted)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Management Certification
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
AGNICO-EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (thousands of United States dollars except per share amounts, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (thousands of United States dollars, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars, US GAAP basis)
AGNICO-EAGLE MINES LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars except per share amounts, unless otherwise indicated) December 31, 2006